SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Companhia Paranaense de Energia - COPEL

CNPJ/MF 76.483.817/0001-20
Publicly Listed Company - CVM 1431-1
www.copel.com      copel@copel.com

Management Report
and
Financial Statements

December 2003

Management Report

1. Our Business Environment

2. Company Profile

3. Electric Energy Market

4. Business-Financial Performance

5. Management

6. Main Indicators 8

7. Statement of Value Added 9

8. Statement of Cash Flows 11

9. Acknowledgements 13

Balance Sheet 14

Statement of Operations 16

Statements of Changes in Shareholders’ Equity 17

Statement of Changes in Financial Position 18

Notes to the Financial Statements 20

1. Operations 20

2. Presentation of the Financial Statements 22

3. Consolidated Financial Statements 22

4. Significant Accounting Practices 23

5. Overall Electricity Industry Agreement 25

6. Cash and Cash Equivalents 26

7. Consumers and Resellers 27

8. Allowance for Doubtful Accounts 29

9. Services Provided to Third Parties, Net 30

10. Dividends Receivable 30

11. CRC Passed on to the Paraná State Government 30

12. Taxes and Social Contributions 31

13. Other Receivables 34

14. “Portion A” Offsetting Account 35

15. Affiliates and Subsidiaries 37

16. Investments 38

17. Property, Plant and Equipment 40

18. Loans and Financing 42

19. Debentures 47

20. Suppliers 48

21. Payroll and Labor Accruals 52

22. Post-Employment Benefits 52

23. Regulatory Charges 53

24. Consumers and Other Payables 53

25. Provisions for Contingencies 54

26. Shareholders’ Equity 55

27. Operating Revenues 57

28. Deductions from Operating Revenues 58

29. Personnel Expenses 58

30. Pension Fund and Health Care Plan 58

31. Material and Inputs Used in Energy Generation 61

32. Electric Energy Purchased for Resale 62

33. Regulatory Charges 62

34. Other Operating Expenses 63

35. Equity in Results of Investees 64

36. Financial income 65

37. Tariff adjustments 65

38. Wholesale Energy Market (MAE) 67

39. Financial Instruments 68

40. Related-Party Transactions 70

41. Profit Sharing 71

42. Insurance 71

43. Wholly Owned Subsidiaries 72

44. Subsequent Events 77

Executive Committee 78

Report of Independent Auditors 79

Opinion of the Audit Committee 81

Management Report

TO OUR SHAREHOLDERS

We present to you our Management and Social Responsibility Report and the company’s Consolidated Financial Statements prepared in accordance with corporate legislation, as well as and the opinions of the Independent Auditors and the Audit Committee for the fiscal years ended December 31, 2003 and 2002.

Companhia Paranaense de Energia (COPEL) is a mixed ownership company organized under corporation law and its majority shareholder is the state of Paraná.

1. Our Business Environment

Brazil

The global economy was marked by favorable circumstances during 2003; there were no exogenous shocks that could significantly compromise developing economies. Notwithstanding, Brazil chose to be cautious and adopted a restrictive monetary policy during the first half of the year. This had a direct effect on aggregate production and resulted in Gross Domestic Product (GDP) decreasing 0.2%* for the year.

Regional

Various characteristics unique to the state of Paraná allowed it to grow at a rate which diverged from growth rates in other states of Brazil in 2003. Accordingly, the state’s GDP grew approximately 3.4%**, which exceeded the national average. This performance was attributable to both positive structural factors, such as geographic location and available infrastructure, as well as the make up of the state’s economy and the specific competencies developed throughout Paraná.

These latter interacted simultaneously. Accordingly the state of Paraná showed more dynamic development in activities linked to agribusiness, especially those areas which presented the most demand and the highest prices internationally, while the state’s manufacturing sector grew 3% in 2003 compared to growth of 0.3% for Brazilian manufacturing as a whole.

* Source: IBGE
** Source: IPARDES Preliminary

Commerce continued to attract investment from large supermarket chains and shopping centers, stimulated by an average income in the state that exceeds the national average.

Regulatory Environment

In 2003, the regulatory environment was marked by intense discussions among industry players and government bodies with respect to the introduction of a new model for the electric utility industry. This situation culminated in the publication of Provisional Measure (MP) 144 on December 11, 2003. The MP which introduced basic guidelines for production, transmission, and distribution of electric energy was converted into Law 10.848 dated March 15, 2004.

Other factors, such as the identification of universal access to electric energy as a firm goal; programs that provide incentives for generation of electricity using alternative sources (Proinfa); financing for distributors through advance payment of Compensation for Changes in Uncontrolled Costs (CVA); and the start of the review process for COPEL’s standard rates, which will be concluded in June 2004, also generated strong impacts on the industry’s activities.

2. Company Profile

COPEL is a mixed ownership publicly traded corporation that does business in the areas of generation, transmission, and distribution of electric power and telecommunications through concessions granted to its fully-owned subsidiaries by the Federal Government. Installed capacity of electric generation units totals 4,550 MW and the company is responsible for producing 5.47% of all electricity consumed in Brazil. The company’s transmission network has over 6.9 thousand kilometers of transmission lines, 165 thousand kilometers of distribution lines, and 360 substations.

This past year was also marked by an organizational restructuring that was intended to unify COPEL’s management and assure that all of its businesses (Generation, Transmission, Distribution, Telecommunications, and Investments) function in a coordinated manner. This process stimulated a renewal of the Corporation’s values, emphasizing administrative transparency and pursuing the involvement and participation of all employees in the company’s decision process.

In order to achieve greater efficiency, reduce costs, and cut the losses shown in the prior year, COPEL’s management is renegotiating contracts, carrying out studies, surveys, analyses, and audits in order to arrive at the best possible solution taking into consideration existing conditions.

Below, we present the main business and administrative factors that affected the company in fiscal year 2003.

Generation

COPEL has 18 electric production facilities, including 17 hydroelectric power and one thermoelectric plant that have a total real installed capacity of 4,550 MW. Several points related to this area deserve note:

• Plant Operation and Maintenance

Over 99% of COPEL’s installed capacity is controlled from the Control Center for Production Operations, which is unique in Brazil.

Maintenance was carried out on the substation at the Governador Bento Munhoz da Rocha Neto Hydroelectric Plant. This improved the reliability of a unit vital to the transmission system that serves our Southern Region.

• Expansion of Electric Power Production

In order to identify opportunities for construction of medium sized hydroelectric plants in Paraná, viability studies were developed to identify the remaining potential of the primary hydrographic basins in Paraná.

In order to serve its own market, COPEL developed studies for new Small Hydroelectric Plants (PCHs), as well as to expand capacity of some of the company’s older plants, such as Apucaraninha and Cavernoso. These projects involve a low level of investment and they are highly attractive.

The second phase of the Ventar Project, which involves installing and operating stations to measure winds as well as subsequent processing and interpretation of data was implemented in 2003 to analyze the potential of the state of Paraná to produce electric power from the wind. These activities are intended to gather detailed information on the potential for production of electricity using wind energy and the respective locations for installation of wind-energy facilities in the state.

• Technical Project Management

At the start of 2003, technical management services were implemented at the Fundão Energy Complex located along the Jordan River in Santa Clara, PR. This complex includes the Santa Clara and Fundão plants, which will have a total installed capacity of 240 MW.

• Research and Development

Law 9.991/2000 and Aneel require that COPEL invest 1% of its Net Operating Revenues in research and development (R&D) programs. A total of 20 projects in the distribution area involving investments of R$ 6,775,975.15 received funding in the 2002/2003 cycle. In the same period, there were three projects underway in the transmission area, all of which were developed by Lactec. Investments in these projects totaled R$ 581,749.84. An additional six studies are currently pending approval by Aneel and the production area coordinated 14 projects that involved total investments of R$ 4.2 million.

Among these projects, we give special note to research on hydrogen fuel cell technology to generate electricity and heat. The objective of "Utilization of Fuel Cells and Natural Gas to Generate Energy" is to study the viability of using this technology to generate electricity and heat; and the project "Generation of Energy from Ethanol: Integrated Reformulation of Fuel Cells " proposes to obtain hydrogen from ethanol (renewable fuel for which Brazil is leader in production technology) to substitute fossil fuels. This research will make viable the use of fuel cells to generate energy in Brazil.

Transmission

COPEL’s Transmission System was reinforced through a series of actions which were intended to assure that the company’s high standards of service were maintained. We highlight the following:

• Implementation of the 230 kV Cidade Industrial Substation in Curitiba, which improved quality in relation to conditions required to meet industrial demand in this important region of the state.

• Conclusion of work on the following transmission lines (LTs):

       LT Bateias — Jaguariaíva, span of 137 km

       LT Cascavel — Ibema, span of 44.3 km

A series of technological improvements were implemented to increase the efficiency of processes related to transmission of electric energy, as follows:

• Seven more transmission system substations were automated, which means that nearly all of COPEL’s substations have been automated.

• Creation of systems to manage maintenance and online monitoring of equipment contributed to improved performance of the Transmission System.

• Installation of a video wall in the control room of the System Operations Center (COS). This is a tool for flexible and rapid monitoring and diagnosis of the status of COPEL’s System.

As a consequence of the degree of Copel’s technological development, the National System Operator (ONS) has engaged the company to implement expansion for remote units at the Cascavel Oeste, Governador Parigot de Souza (GPS), Guaíra, Londrina, Maringá, and Ponta Grossa Norte substations.

Distribution

A total of 84,111 new customers were added by COPEL in 2003, including 67,094 residential customers, 2,679 industrial, and 5,377 commercial customers. As of December, the total number of customers reached 3,095,498, which represented growth of 2.8% in relation to the company’s 3,011,387 customers as of December 2002.

Our Distribution System includes 165,167 kilometers of lines, 1,258,902 structures, 314,738 transformers, 6,629 MVA of installed transformer capacity, 225 substations, 1,420 MVA of installed substation capacity, 1,112 locations served, and 143 automated substations. The company serves 392 municipalities in Paraná as well as the municipality of Porto União, in the state of Santa Catarina.

Telecommunications

Aligned with government policies, COPEL has contributed to digital inclusion of citizens of the state of Paraná through its high velocity network. This network interconnects state universities, making implementation of the Paraná Digital pilot project, a program of the Paraná Institute for Education, viable. The same is expected to be expanded to cover all state schools. COPEL invested R$ 48 million in 2003 to expand this network and serve the first stage of this program.

The telecommunication services offered to outside customers serve all telecommunication companies in the state, Internet providers, as well as public and private sector corporations, which positions Paraná in the vanguard in relation to universal access to telecommunications services. These services generated monthly revenues of R$ 5.1 million in 2003, making these activities profitable and self supporting. As a consequence, COPEL contributed to price reductions in telecommunication services as well as the quality of services in Paraná, which are essential factors for attracting investment and creating new jobs.

An additional 200 kilometers of lines were added to transmission network infrastructure, while fiber optics were added to the backbone, including 14 new cities in addition to the 60 already served by COPEL, as well as 600 kilometers of fiber optics cables for access in urban areas.

The company received national recognition from the Anuário Telecom magazine as a company that stands out in the area of data interchange services.

• As of December 31, 2003, the company’s fiber optics backbone had 3,290.6 kilometers of cables and accesses (2,657.3 km of OPGW and 633.3 km of ADSS), as well as a self sustaining urban access network with 1,700 km of ADSS:

Ownership interests

Investment Portfolio

A COPEL is a shareholder in a number of companies and it also participates in consortiums in various areas, such as water and sewer, gas, telecommunications, and R&D. The company is presently reevaluating its portfolio of ownership interests. The objective of this review is to focus investments in businesses aligned with our core-activities and the company’s strategic points of reference.

• Electric Energy Industry

COPEL has holdings in four companies that produce electric energy. Each of the same has been organized as a special purpose company (SPE) which is an independent producer of electric power. Installed capacity amounts to 637 MW.

Dona Francisca Hydroelectric Plant

COPEL holds 23.03% of the capital of Dona Francisca Energética S/A (DFESA). Other large shareholders include Gerdau S/A. (51.82%), Centrais Elétricas de Santa Catarina (CELESC) (23.03%), and DESENVIX (2.12%). DFESA is a corporation that was formed in August 1998 to implement the Dona Francisca Hydroelectric Plant and sell the electricity produced by the same. This plant the concession for which was originally held by the Companhia Estadual de Energia Elétrica (CEEE) is located in the state of Rio Grande do Sul and has an installed capacity of 125 MW and 80 MW of average assured power.

Palmas Wind Power Plant

The Palmas Wind Power Facility is owned by Centrais Eólicas do Paraná Ltda. It is made up of five wind power generators each of which has installed capacity of 500kW, amounting to a total capacity of 2.5 MW. The company is a partnership between COPEL (30%) and Wobben Windpower Ind. Com. Ltda. (70%) and the facility is located approximately 30 km from Palmas, PR. It has been in operation since February 1999 and average annual production is 4,800 MWh.

Foz do Chopim Hydroelectric Plant

Foz do Chopim Energética Ltda. was formed in 1999 to exploit the remaining potential of the Júlio de Mesquita Filho Hydroelectric Plant on the Chopim River. COPEL owns 35.77% of this company and DM Planejamento e Participações Ltda. holds 64.23%. Total installed capacity is 29.7 MW and Aneel has set assured power at 21.46 MWh. This company’s operating license was renewed in October 2003 and the same is valid until October 2007. The formation of this company was challenged in court and it was decided that the same was illegal due to the fact that there was no state law that authorized COPEL to participate.

Araucária Thermoelectric Plant (UEG)

Located in the municipality of Araucária, in the Curitiba metropolitan region, this facility uses natural gas imported from Bolivia. Total installed capacity is 480 MW. The company is formed as a Special Purpose Company (SPE) which is owned by COPEL, 20%, El Paso, 60%, and Petrobras, 20%.

In May 2000, COPEL entered into a contract with UEG to purchase its guaranteed potential. However, the state government required that this contract be renegotiated in January 2003, the contract was subsequently cancelled as a result of the fact that UEG considered the same to have been rescinded. It notified COPEL that it would file a request for arbitrage with the International Chamber of Commerce in Paris. COPEL filed suit in the Brazilian courts in order to protect its rights and obtained a decision that required UEG to cancel the aforementioned arbitrage proceedings. Despite this decision dated February 20, 2004, COPEL was required to be present at the first hearing held in Paris, at which time a new session was scheduled for April 15, 2004. More details are presented in explanatory note number 20 to the financial statements.

• Natural Gas

Compagas

A Compagas is a mixed ownership company which has a concession to distribute and sell piped natural gas in the state of Paraná. The concession was granted to Compagas for a period of thirty years starting as of July 6, 1994. Shareholders include COPEL (51.0%), Petrobras Gás S.A. – Gaspetro (24.5%), and Dutopar Participações Ltda. (24.5%). At the end of 2003, the company had a 409 Km distribution network and 100 customers in the Curitiba Metropolitan Region and the city of Ponta Grossa. In 2003, the company distributed an average daily volume of 504,807 m3.

• Telecommunications Industry

Sercomtel Telecomunicações S/A

Sercomtel is a corporation headquartered in Londrina (PR). The company’s shareholders’ equity totals R$ 242.8 million and ownership is distributed as follows: COPEL owns 45% of common and 45% of preferred shares; the city of Londrina owns 55% of common and 31.8% of preferred shares; and Banestado S.A. Corretora holds 23.2% of preferred shares. Sercomtel Telecomunicações is responsible for stationary telephone service, including 160,787 installed phone lines, 11 telephone exchanges, 2 switching stations, and 45 remote stations. It is the only Brazilian telephone company with a fully digitalized system. This company has 30.05 terminals in service for each 100 inhabitants. The company is currently in the process of expanding its fiber optics network. The company received ISO 9002 certification in December 1997.

Sercomtel Celular S/A

Shareholders’ equity of this company totals R$ 40.8 million and its main shareholders are the city of Londrina, which owns 55.0% of common and preferred shares, and COPEL, which owns 45.0% of common and preferred shares. Sercomtel Celular was the first mobile telephone operator in Latin America to provide digital services using TDMA technology beginning in May 1996. Thirty-nine radio base stations assure coverage for the whole municipality (urban and rural areas). Sercomtel Celular inaugurated a GSM system in area 43 in December 2003 and was once again a pioneer in relation to the introduction of this product. Sercomtel Celular has a TDMA capacity of 87,327 and GSM capacity of 18,397, which represents 15.07 terminals for each 100 inhabitants.

Onda

A COPEL owns 24.5% of the Onda Internet provider. The company’s competitive advantages include high speed and security, because it uses fiber optics that COPEL has installed throughout Paraná for transmission of data, voice, and images, as well as ATM and VPND. Onda’s Internet connection speed is 8Mbps, the fastest in the state. The company repositioned its mission in 2003, as follows: “Provide our customers with a high level of security for their information, guaranteeing tranquility and continuity for their business”. Other significant initiatives in 2003 included: (1) operating at break-even; (2) lower communication costs; (3) studies to provide Application Service Provider solutions (ASP), including introduction of the first Everest ASP Onda application that are adequate to meet the needs of SOHO and Corporate customers due to the fact that their primary focus is security and business continuity.

• Public Sanitation and Water

Dominó Holdings S/A

Dominó Holdings S.A. is owned by COPEL (15%), Construtora Andrade Gutierrez S.A. (27.5%), Opportunity Daleth S.A. (27.5%), and Sanedo Ltda. - Vivendi Group (30%). This company holds 39.71% of the voting capital of Companhia de Saneamento do Paraná (Sanepar), a mixed ownership company whose largest shareholder is the state of Paraná, which owns 60% of common shares.

Sanepar currently supplies water and sewer services to 342 of the 399 municipalities in the state of Paraná. Approximately 7.8 million individuals have access to treated water (98.4% of the urban population), while 3.5 million customers have access to sewer services (44.6% of the urban population). Investments are currently focused on expansion of sewer services; a goal has been set to serve 70% of the population by 2016.

• Services

Braspower

Braspower is a partnership between COPEL (49%), Engevix Engenharia (41%), and Intertechne Consultores (10%). The company markets technologies developed in Brazil for use in projects associated with electric power and infrastructure. The company’s market focus is Southeast Asia and China.

Escoelectric

Formed in December 1998, Escoelectric is an Energy Service Company (Esco) that provides services in various specific and differentiated specialties in order to meet the needs and requirements of customers with respect to flexibility, quality, deadlines, and the best technology. COPEL holds a 40% interest. Escoelectric’s business divisions are focused on providing services related to energy management, operation and maintenance, commissions, and tests, as well as the rendering of other services. There is also an industrial division that is specialized in the recovery of transformers.

COPEL Amec

The quotaholders’ equity of COPEL Amec S/C. Ltda. has been paid in by COPEL (48%), Amec (47.5%), and Lactec (4.5%). The company is headquartered in Curitiba and it renders engineering services that range from planning and viability studies for infrastructure projects to the delivery of complete packages for Engineering, Procurement, and Construction (EPC), as well as Owner’s Engineering, projects, consulting, and technical and environmental appraisals.

In August 2003, COPEL formally sent a letter to its partners Lactec and Amec proposing that the company be closed.

• Research and Development

COPEL also has holdings in Lactec and Cetis, non-profit associations that focus on promoting economic, scientific, technological, and socially sustainable development, as well as environmental preservation and conservation, and combating of poverty. These associations act independently as well as in partnership with other public and private institutions.

PROJECTS BEING IMPLEMENTED

• Electric Energy

COPEL has ownership interests in three partnerships to generate electricity which are in their implementation phase. The concessions for these hydroelectric power projects were obtained through public bid processes authorized by Aneel and they will allow COPEL to increase its production and sale of electricity using installed capacity of approximately 1,450 MW.

Campos Novos Hydroelectric Plant (ENERCAN)

This facility will have an installed capacity of 880 MW and average assured power of 377.9 MW. Commercial operations are expected to be initiated in February 2006. This company is owned by the following companies: CPFL Geração de Energia S/A. - CPFL-G (48.72%); COPEL Participações S/A. – COPEL (16.73%); Companhia Brasileira de Alumínio - CBA (16.00%); Companhia Níquel Tocantins - CNT (10.00%); Companhia Estadual de Energia Elétrica – CEEE (6.51%); and Centrais Elétricas de Santa Catarina – CELESC (2.03%). In November 2003, COPEL committed to the sale of all of the common shares that it holds in this company (16.73%) to CBA and CNT, which are already shareholders of ENERCAN. COPEL has received a down payment equal to R$ 17.7 million. The transaction was submitted to Aneel and approved by this agency through Resolution 53 dated February 17, 2004. Accordingly, the sale has been completed and COPEL received the balance of R$ 73.5 million on February 27, 2004.

São Jerônimo Hydroelectric Plant

The São Jerônimo Project is intended to take advantage of the São Jerônimo Plant located between the municipalities of Tamarana and São Jerônimo da Serra on the Tibagi River in the state of Paraná. This plant will have a minimum installed capacity of 331 MW and average minimum assured power of 165.5 MW. COPEL holds a 21% interest in this consortium. The project is expected to begin commercial operations in 2008.

Jordan River Electric Energy Complex (Elejor)

The Elejor Electric Energy Complex includes two hydroelectric facilities located on the Jordan River, the Santa Clara and Fundão Hydroelectric Plants, which have a combined installed capacity of 240 MW (average total assured power of 135.4 MW). The physical facilities also include two small hydroelectric plants with additional installed capacity of 5.9 MW. The complex was acquired in Aneel public auction 002/2001 and the concession was granted to Centrais Elétricas do Rio Jordão S.A on October 25, 2001. Elejor’s capital is held as follows: common shares (50% of capital): COPEL, 40%; Construtora Paineira Ltda., 30%; and Triunfo Participações S/A., 30%; preferred shares (50% of capital) belong to Eletrobras. The budget for this project totals R$ 467 million. The first equipment of the Santa Clara hydroelectric unit is expected to begin operations in January 2005 and the Fundão unit is scheduled to come on line in July 2006. COPEL and Triunfo Participações signed a share sale agreement in December 2003 in which it is agreed that COPEL will acquire 30% of Triunfo’s common shares. This transaction will increase COPEL’s ownership in the project from 40% to 70%. As foreseen in the respective contract, the transaction was submitted to Aneel and the Administrative Council for Economic Defense (CADE) for approval and both agencies have given their authorization.

COPEL is working in partnership with the private sector to develop various technical, financial, and environmental viability studies for electric power projects that would be organized as consortiums. These studies involve small hydroelectric plants with total installed capacity of approximately 160 MW.

3. Electric Energy Market

COPEL’s market totaled 18,782 GWh in 2003, which represented growth of 1.2%. This was mainly attributable to the performance of the free market, that is, parties served in other states of Brazil. Growth in this area totaled 24.1%.

Total consumption of electricity in COPEL’s distribution area in Paraná amounted to 17,417 GWh in 2003, which represents a decrease of 0.2% in relation to the prior year. The demand for electricity during the year was primarily influenced by the loss of large consumers in the concessionaire’s distribution area and by changes in the habits of residential consumers. The industrial segment showed the worst performance; consumption fell by 4.3%.

The residential segment of COPEL’s market, which represented 25% of the total, consumed 4,381 GWh in the year, growing 1.7% compared to 2002. This result was due to changes in the habits of families attributable to the effects of the rationing program, as well as the drop in the average income of the population. Average consumption per consumer amounted to 150.3 kWh, a decrease of 1.1% in relation to 2002. In December 2003, the company had 2,428,812 residential customers, which represented an increase of 2.8% in relation to the same month in the prior year.

The commercial segment grew 5% in relation to consumption of this group in 2002. One of the main customer segments with total consumption of 2,864 GWh, this segment showed the highest growth in 2003. This performance was mainly due to modernization in this area and the opening of new commercial units, especially supermarkets and shopping centers. The company had 257,408 commercial customers in December 2003, that is, 2.1% more than the total of 252,031 as of December 2002.

Industrial customers, which represented 42% of the company’s direct distribution market, showed the biggest decrease in 2003 compared to the prior year (-4.3%). Consumption in this segment totaled 7,233 GWh. The weak performance in this segment is attributable to the loss of large consumers in our concession area. The areas that presented the best performances included: lumber (12.6%), chemicals (10.9%), civil construction (10.8%), textiles (5.5%), metallurgy (4.2%), foodstuffs (2.6%), and manufacture and assembly of vehicles (2.8%).

Electric power consumption of COPEL’s free consumers located outside the state of Paraná grew 24.1%.

Consumption

Class	In GWh

	2003	2002	Change
Residential	4,381	4,307	1.7%
Industrial	7,233	7,554	-4.3%
Commercial	2,864	2,726	5.0%
Rural	1,250	1,216	2.8%
Free Customers (Industrial)	1,365	1,100	24.1%
Other	1,689	1,648	2.5%

Total	18,782	18,551	1.2%

Electricity Rates

Aligned with the strategic goal of the state’s government to have the most economical rates in Brazil, COPEL temporarily refrained from implementing the price readjustment of 25.27% approved by Aneel for consumers in June 2003.

Beginning in January 2004, COPEL reduced the percentage of the discount offered to customers with no past due amounts. This decision resulted in an average increase of 15% for electric bills. Notwithstanding, COPEL’s consumers continue to reap the benefits of the lowest final cost of electricity in Brazil, because the average discount of 8.9% which will continue in effect still represents a significant advantage for them.

Delinquency

Beginning in the 2003 fiscal year, COPEL began to calculate its delinquency ratio for electricity supplied using the following calculation methodology:

• I = Percentage delinquency in 2003;

• A consumer is considered delinquent when payment is over fifteen days past due, in accordance with the term for the Due Date Notification (ANEEL Resolution 456/00);

• Does not include those amounts written off by the company as losses from amounts considered past due.

The subsequent event relates to the payment of bills past due up to September 2003, which were made by the state of Paraná in February 2004 (R$ 27,288 thousand).

Quality of Power Supply

The two main quality ratios for power supply include: Average duration of outage by consumer (DEC); and Average frequency of outages by customer (FEC). The following ratios were achieved in 2003: DEC, 18hrs.53min. (Compared to 16hrs.20min. in 2002); FEC, 16.54 interruptions (compared to 15.70 in 2002).

Electric Power Flow (in MWh)

2003

4. Business-Financial Performance

As a result of the intense efforts of management, the company was able to improve inadequate ratios. Cost cutting measures and renegotiation of electric power supply contracts that were penalizing the company were implemented. Transparency in relation to and promotion of the company’s social welfare mission were also pursued, while simultaneously improving business and financial performance.

The company showed income of R$ 171 million in 2003 compared to a loss of R$ 320 million in 2002.

The 13.7% increase in gross revenue (from R$ 3.792 million in 2002 to R$ 4.279 million in 2003) was primarily due to growth in revenues from the supply of electricity (13%), which reflects market growth of 1.2%, the rate adjustment of 10.96% approved in June 2002, and bills issued to delinquent customers after June 2003, which included a 25.27% price increase for these customers; and supply of electricity (72.5%), which was attributable to growth in the sale of electricity through bilateral contracts, especially with Elektro (511 GWh in 2002 / 1,190 GWh in 2003) and Celesc (43 GWh in 2002 / 1,139 GWh in 2003).

We point out the 23% increase in operating expenses in relation to 2002 (R$ 2,895 million compared to R$ 2,353 million), the main consequence of which are shown in the growth in the following accounts: Supplies and inputs for Production of Energy (57%) due to the recognition of gas for the Araucária Plant; Transmission System Usage Charges (45%); Electric Energy Purchased for Resale (36%) due to the appropriation of electricity purchased from Cien; Regulatory Fees (27%), from among which we point out the Energy Development Account (CDE) created to promote the competitiveness of alternative energy sources, such as the wind, small hydroelectric plants, biomass, natural gas, and coal, and to promote universal access to electric power (started to be collected in 2003); and Pension and other benefit plans (20%).

Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA) totaled R$ 387.9 million, which was 35.1% less than the total of R$ 597.8 million in 2002. See the graph below:

Net financial income totaled R$ 561 million primarily due to foreign exchange gains due to the depreciation of the US dollar in relation to the Brazilian real (-18.2%).

Return on shareholder’s equity (net income ÷ shareholders’ equity) in 2003 weighed in at 3.52% compared to the negative return of 6.77% shown in 2002.

Hedges

In order to reduce exposure to fluctuations in the exchange rate, the company hedged its US$150 million debt in Eurobonds which matures on May 2, 2005. The company was assisted in this operation by Banco do Brasil S.A.

The hedge involves the substitution of 100% of foreign exchange fluctuations for an average of 75.19% of the interbank deposit rate (CDI).

Value Added

Total Value Added (VAT) during the year increased 11.5% to R$ 242.0 million, representing 54.7% of gross revenue. This result demonstrates the performance of the company in relation to cash flow generated from operations.

Another point that deserves attention is the Distribution of Value Added in 2003, which resulted in the injection of R$ 1.5 billion into the economy of the state of Paraná in the form of taxes, especially value added taxes (ICMS), compensation paid to employees, retained income, and the state’s shareholdings, which surpassed the amount shown in 2002 by R$ 601.3 million and represented 63.8% total value added distributed by COPEL.

Shareholders

The Office of the Director for Investor Relations received visits from a significant number of investors and market analysts (domestic and international) over the year. Visits to the company were also organized throughout the year. The company also took part in conferences, seminars, and meetings, and presented road shows in the main financial centers of Brazil , Europe, and the United States .

As part of its commitment to increasing transparency in relation to disclosure of information, COPEL restructured its investor relations area and created new channels of communication with market analysts and investors.

As a consequence of this work, COPEL was awarded the Best Small- and Mid-cap Company in Investor Relations in Brazil in 2003 by the U.S. magazine, Investor Relations. This award reflects the opinions of market analysts and investors and recognizes the importance that COPEL places on good relations with the market, as well as its ongoing efforts to implement better practices in relation to transparency and corporate governance.

In addition to this award, COPEL was recognized as the most respected public utility company in Brazil and the third most respected worldwide, according to the “World's Most Respected Companies” survey carried out in 2003 by PricewaterhouseCoopers in partnership with Great Britain 's Financial Times. The results of this survey were gathered in over 1,000 interviews with presidents and senior management of business organizations in twenty countries. COPEL is the only Brazilian company listed in the utilities category, which includes electric energy companies, where it is listed third after the French company, EDF, and the German company, RWE.

COPEL was also selected by the US magazine, Global Finance, as the “Best Latin American Electric Utility Company. This is the third time in the six-year life of this award that COPEL has been recognized by Global Finance.

Corporate Governance

In 2003, COPEL began the process of improving Corporate Governance practices as part of its pursuit of growth and generation of shareholder value.

Management has continued to reinforce these practices by implementing a series of adequate measures. A policy for disclosure of significant information and events and another for trading in its own shares have been implemented to comply with CVM Instruction 358/02.

In addition, the company is also endeavoring to assure greater involvement of the Audit Committee and the Board of Directors in the decision process. The company's social statute was amended in February 2004 to adjust and improve corporate governance while reducing the number of top officers from eight to six and simultaneously strengthening the structure of the Board of Directors, which increased its power.

COPEL´s strategic plan includes an intention to enroll in Bovespa´s Level 1 Corporate Governance.

COPEL also prepared a Code for Ethical Conduct in 2003. The same is based on business values and the corporate culture consolidated over the years and it reflects the integrity of the company's procedures in its internal dealing as well as the world around it at the broadest possible level.

The Code was prepared using a participative process, which included the hands on involvement of COPEL´s employees who were able to present criticism and suggestions before the same was approved by the Board of Directors.

The company's Code and Social Statute comprise the body of rules governing decision making and the conducting of COPEL´s business in all of its facets and at all levels; they apply to all employees and managers without exception.

Provisions in the Code for Ethical Conduct also comply with legislation to which COPEL is subject, including Sarbanes-Oxley, and they present guidelines and policies that are intended to avoid circumstances which might give the appearance of even the slightest impropriety in the company's actions.

In addition to implementing a Code for Ethical Conduct, COPEL is taking all the steps necessary to adapt to new regulations of the Securities and Exchange Commission (SEC and Sarbanes-Oxley). Among these actions, we note studies for adapting the Audit Committee, mapping of internal controls, and creation of a Permanent Committee for Disclosure of Significant Facts and Events.

All of these steps are primarily intended to make management's decisions more transparent, as well as to provide strategic direction for the company's future.

Ownership

There were no changes in the company's capital structure in 2003, which remained at R$ 2.9 billion and continued to be distributed among 273,655 million no-par shares, including 145,031 million common shares (53.00%), 406 million class "A" preferred shares (0.15%) and 128,218 million class "B" preferred shares (46.85%).

Shareholder Services

In addition to international investors, COPEL currently has approximately 15,000 shareholders which are Brazilian residents. In order to improve management while maintaining transparency, modernity, and openness, the company places the Center for Shareholders and Custody at the disposal of its shareholders. The same is located on the second floor of the company’s headquarters building at Rua Coronel Dulcídio no. 800 in Curitiba.

This Center provides information on individual shareholdings, dividends, share quotations, requests for issue of certificates, crediting of dividends, and other information, always endeavoring to assure the positive relationship between the company and its shareholders.

Beginning in 2003, the Center also began to provide services to consumers holding Eletrobrás Compulsory Loan credits. A total of 23,000 of our customers are included in this category. These customers receive account statements that inform interest credited and other information provided along the same lines as information for shareholders.

In order to improve efficiency and the proximity of COPEL to its shareholders and consumers, services are also available by telephone using a toll free number - 0800 41 2772.

Share Performance

In the period from January to December 2003, COPEL’s common shares were traded in every trading session of the São Paulo Stock Exchange (Bovespa). Moreover, they ended the period quoted at R$ 8.70 per thousand shares increasing in value by 8.75% and registered class B preferred shares (PNB - which are part of the theoretical portfolio that makes up the Bovespa Index – Ibovespa), which were also traded in all trading sessions, ended the period quoted at R$ 13.60, increasing in value by 36%.

PNB shares are traded on the New York Stock Exchange in the form of ADR’s, which were also traded in all trading sessions of this exchange. Our ADR’s ended the period quoted at US$ 4.73, representing an increase in value of 70.14% in US dollar terms.

PNB shares are also traded under the XCOP ticker symbol on the LATIBEX Exchange (Market for Latin American Securities in Euros), which is linked to the Madrid Stock Exchange. These shares were traded in 99% of all trading sessions and ended the period quoted at € 3.77, which represented an increase in value of 43.89% in Euros.

Statements of Economic Value Added (EVA)

			R$ Millions

			Consolidated
		2003	2002

1. Revenues		4,279.4	3,762.3
2. Operating expenses		(4,183.9)	(3.446.9)
3. Equity pickup		31.7	(34.2)
4. Financial income		322.6	349.2
5. Income and Social Contribution taxes on income generated by assets		(153.0)	(214.4)
6. Operating income generated by assets net of taxes		296.8	416.0
7. Operating margin (6 +1)		0.0694	0.1106
8. Third-party capital		1,959.6	2,214.3
9. Own capital		4,394.9	4,221.8
10. Investment to be remunerated - (8 + 9)		6,354.5	6,436.1
11. Turnover of Investment (1 + 10)		0.6734	0.5846

12. Operating return on investment - ROI (7 x 11)		4.67%	6.47%
or ROI in R$ millions		296.8	416.4

13. Gross financial expense on third-party capital		209.3	188.9
14. Tax savings		(71.2)	(64.2)
15. Net financial expenses on third-party capital (13 - 14)		138.1	124.7
16. Average remuneration of third-party capital	Net of tax effects (15/8)	7.05%	5.63%
17. Share of third-party capital (8 + 10)		30.84%	34.40%
18. Average remuneration of own capital	Considering a Beta of 0.95	12.00%	12.00%
19. Share of own capital (9 + 10)		69.16%	65.60%

20. Average weighted cost of capital (AWCC) (16 x 17 + 18 x 19)		10.47%	9.81%
or AWCC in R$ millions		665.3	631.4

21. Net operating assets		8,722.0	8,042.9
22. Operating liabilities		(2,367.5)	(1,606.8)
23. Investment to be remunerated		6,354.5	6,436.1

EVA (12 - 20 x 23)		(368.6)	(215.0)

Improvement (deterioration) of EVA in 2003		(153.6)

EVA represents business income after subtracting all operating expenses, including the cost of capital employed.

Even though the company’s turnover of its investment increased in 2003 compared to the prior year, we note a decrease in the operating margin due to the increase in deductions from revenue, which was the primary reason for the negative EVA for the year. Despite the increase in revenues of 13.7%, the same were insufficient to offset the increase in the tax burden. Accordingly, ROI weighed in at 4.67% for the year, a decrease in relation to 2002.

The 12% rate of remuneration for own capital was maintained since the same is aligned with market standards for electric utility companies in Brazil, as well as a "beta" of 0.95. However, a reduction in the debt service for the year caused WACC to increase to R$ 665.3 million from R$ 31.4 million in the prior year due to the increase in the proportion of capital attributable to shareholders (shareholders’equity), which also contributed to a reduction in the EVA.

5. Management

Participative Management

The company prepared its first strategic plan in 2003, involving approximately 400 employees from various areas and levels to identify and establish priorities for 2004.

Hands on involvement in planning provided COPEL with a record: the largest volume of new products ever generated over such a short period of time. Beginning in 2004, emphasis will be placed on the involvement of professionals at the tactical and operating levels to assure that objectives established for 2004-2005 are achieved.

The year 2004 will be a period of consolidation for COPEL’s new integrated planning processes, which take into account the interests of society, consumers, shareholders, and employees.

Internal Audiences

The office of the director for corporate management made various adjustments in the areas under its responsibility in 2003. This was done as part of the organizational restructuring intended to reunify COPEL. Areas affected included Personnel Planning; Education, Training and Development, and Employee Satisfaction, which focused on quality of life and processes involving personnel.

Hiring Policy

COPEL’s employees are hired through a public testing process. However, employees that are hired by one area for a specific career track are permitted to move to another, taking into consideration their performance and experience at the company.

Our workforce was increased by 436 individuals in order to substitute outsourced services in essential areas of the company.

Education and Training

COPEL is committed to the development and employability of its professionals. Accordingly, it offers various development and continuous improvement programs.

Most of these programs are offered in company and the same are generally implemented to fulfill demand generated as a result of implementation of new technologies and processes. Programs range from technical courses to specialization programs (post graduate level) developed in partnership with institutions such as the Universidade de São Paulo (USP) and the Instituto Superior de Administração e Economia da Fundação Getulio Vargas (ISAE/FGV).

Employees are also encouraged to participate in events, short courses, and specialization programs offered by other institutions.

Succession Plan

The company is preparing a succession plan in order to create a management instrument that allows the knowledge required to develop activities considered key to its success to be preserved. The purpose of this succession plan is to create 59 new positions for hiring of future successors in December 2003.

Compensation

COPEL regularly surveys salaries and monitors the market to establish average and weighted remuneration by position. A new compensation policy has been in the process of being implemented at COPEL since October 2003. Adjustments to the Plan for Professional Positions will be approved and the first phase of the succession plan will be implemented by September 2004

Benefits

COPEL offers benefits to its employees and their families in addition to those required by law, including sick leave, meal vouchers, child care vouchers, and assistance to physically challenged individuals.

FIGURES IN 2003

Events (curses, seminars, lectures)	1,431
Number of participants	14,855
Average no. of hours	44.1hrs. per employees

Information Technology (IT)

After the unification of IT areas, strategies were established for this area; the two most important are as follows:

  Raise the IT area to a strategic position within the organization, aligning the same with the most important needs and setting priorities for projects that bring added value to these strategies; and

  Transform the way the IT area operates applying the most modern management techniques and focusing on the review of processes, qualification of personnel, and change management methodologies.

Guidelines were used to establish priorities that favored projects with the most impact on the organization’s strategies, focusing efforts on implementation of management and consumer management systems, utilization of free software, broader use of geo-processing technology, use of mobile computing, improvement in the purchasing process – electronic bid process, and implementation of support systems for processes in the engineering and commercial areas, among others. We highlight some of the most important below:

  Start of the contracting process for the Business Management (ERP) and Consumer Management systems

These projects are the most important among the body of IT actions due to the degree of strategic alignment stipulated by management and the pursuit of operating efficiency is also a key ingredient. The company’s objective is to substitute existing systems for others that permit the organizations internal processes to be perfected, as well as to consolidate the company’s position of excellence in the Brazilian electric power industry.

Environmental Responsibility

COPEL understands that the viability of its business is directly related to environmental preservation. Accordingly, the company has used teams specialized in this area since the nineteen sixties. Whenever possible, civil organizations also assume a significant role in projects.

Implementation of COPEL’s Environmental Management System (SGA) following NBR-ISO 14000, standards was accomplished with the help of Geographic Information System (SIG) technology. The work was integrated and utilized a matrix approach that involved Environmental and Social Asset Management (GAP) and Information Technology (STI).

Efforts in recent years have focused on making the adjustments required to assure that all units are properly licensed. This process was concluded in 2003. However, various units are still awaiting final approval from government agencies.

COPEL has initiated development of systems for Environmental Education and Management of Master Plans and Environmental Reserves. All of these systems utilize geo-processing technology and are part of COPEL’s strategy for implementation of SGA systems. The same have been recognized at a worldwide level through the “Special Achievement in Geographic Information System” award presented to COPEL at the Environmental Systems Research Institute (ESRI – USA) Conference in 2003.

  Environmental Programs

COPEL continued a variety of work in 2003 that stimulated environmental conservation and minimized social impacts on surrounding communities. We mention some of these programs below:

Salto Caxias Hydroelectric Plant (UHE SCX) – Various programs are currently being developed in the region surrounding the Salto Caxias Hydroelectric Plant, such as our relocation program that has dealt with over one thousand families in various communities. A total of six hundred families in this group were collectively relocated and the remaining families were relocated on an individual basis. This program has been recognized by the International Hydropower Association, which awarded COPEL first place for the Blue Planet Prize in 2003.

Relocation Program - UHE GNB – The Relocation Program at the Governador Ney Braga Hydroelectric Plant was continued in 2003. The Segredo IV Project responded to the needs of seventy-seven families. In addition to the work in partnership do with the Association for Relocated Parties, COPEL also supplied dental and medical equipment, provisional ownership of which was transferred to the relocated parties.

Açungüi National Forest Research Center (PR) – As a compensatory measure foreseen in the License for Installation of the 230 kV Bateias – Jaguariaiva Transmission Line, COPEL signed a letter of commitment with IBAMA that resulted in the formation of the Açungüi National Forest Center for Research and Training in Campo Largo.

Iguaçu Regional Museum – This museum received sixteen thousand visitors in 2003. A total of 4,045 of these visitors participated in the Integrated Circuit, an Environmental Education activity in which visitors interacted with processes related to ictiofauna and seedling production.

Mono-carvoeiro Program - COPEL changed the route of its Bateias x Jaguariaiva Transmission Line to preserve a group of monos-carvoeiros, which are also called muriqui. The existence of this species had not been identified by the scientific community in Paraná for at least thirty years.

Restocking of rivers – A total of 156,000 surubim and 1,340,000 catfish were artificially hatched and released in the company’s various reservoirs. A total of 580 newly hatched fish were also supplied to IBAMA / Sadia to fulfill a commitment that was part of a reciprocal agreement. COPEL also counts on an important partnership with the Research Group for Limnology Ictiologia and Aquaculture (Nupélia) at the State University in Maringá (UEM).

Program for restructuring of remaining areas - COPEL works with groups directly or indirectly affected by the Salto Caxias reservoir following predefined criteria established by the agencies responsible to assure that remaining areas are used correctly. This social program was initiated by EIA/Rima and the same is part of the Basic Environmental Program at the Salto Caxias Hydroelectric Plant.

Procel Energy Efficiency Seal - COPEL promotes the purchase of home appliances and lighting that has a Procel energy efficiency seal by offering bonuses to customers that use these products, as well as through campaigns that donate compact fluorescent tubes with the Procel energy efficiency seal.

Recognition

  Received the Abradee Award sponsored by the Association of Brazilian Electric Energy Distributors in the best management category.

  FINEP (Financiadora de Estudos e Projetos, Ministério da Ciência e Tecnologia) Award, Second place in 2003 in the “Process” category for work related to Banco de Reguladores de Tensão de Trecho Reversível, presented to the maintenance team at União da Vitória; the process allows fluctuations in the flow of electricity to be corrected without turning off the line.

  Finalist for the COGE Foundation Award in the “environmental actions” category for work related to the recycling of Fuller Earth Utilized to Reprocess Mineral Oil used as an Insulator; work was developed by our electromechanical maintenance team in the Cascavel Western Region.

  Largest Company in Paraná – COPEL was once again identified for its business performance as the state’s largest company; the company was included in the list "Grandes e Líderes 2003" published in the magazine, Amanhã.

  CASEM Seal - Socially Responsible Company in 2003 (Commercial Association of Paraná).

  COPEL included among socially responsible companies in the Anuário de Responsabilidade Social published by ISAE/FGV and DHARMA.

  Global Finance Award - COPEL was selected by this U.S. magazine as the “Best Latin American Company for Electric Energy Services”. This is the third time that COPEL has received this award in the six years that it has existed.

  Best Company in Investor Relations Award - COPEL was recognized in 2003 as the best small & mid cap company in Brazil in investor relations by the U.S. magazine, Investor Relations.

  The company received national recognition from the Anuário Telecom as a company deserving note for its data interchange services.

  International Council for Caring Communities (UN – United Nations).

  First place Top of Mind/Grandes Marcas 2003 (Amanhã Magazine/Porto Alegre).

  Honorable mention from Procel – National Award for Conservation and Rational Use of Energy (Eletrobrás/Procel).

  Blue Planet Prize awarded to the Salto Caxias Hydroelectric Plant (UHE SCX).

  Special Achievement in GIS – Award (Salto Caxias Hydroelectric Plant - UHE SCX) for its work in GIS management in areas where society was affected by the construction of hydroelectric dams.

  Expressão de Ecologia Award presented to the Zere Program for analyzing and identifying alternatives for management of solid waste, effluents, and emissions at electric power plants, developed in partnership with Lactec.

Goals

A multi-year plan for socially responsible business was prepared in 2003 with the participation of all areas of the company. Our objectives and goals were defined using a strategic point of reference and the results obtained by the company in Ethos’ indicators for Socially Responsible Businesses.

This plan was used to form a network for internal action that will operate in an informal but effective manner. Our intention is to stimulate the company so that it thinks and acts with respect to human rights and citizenship in a systematic manner.

(A free translation of the original in Portuguese)

STATEMENT OF SOCIAL RESPONSIBILITY

ANNUAL STATEMENT OF SOCIAL RESPONSIBILITY - 2003
(Amounts in thousands of reais)

	Consolidated				Consolidated

	2003				2002
1 - CALCULATION BASIS

Net revenue (RL)	2,990,822				2,668,551
Operating results (RO)	273,995				(133,363)
Gross payroll (FPB)	538,009				484,197
Total value added (VAT)	2,341,472				2,099,394

2 - INTERNAL SOCIAL INDICATORS		% On:				% On:

		FPB	RL	VAT		FPB	RL	VAT
Food - Food aid and other	28,007	5.2	0.9	1.2	24,886	5.1	0.9	1.2
Compulsory payroll charges	94,989	17.7	3.2	4.1	87,492	18.1	3.3	4.2
Pension fund	91,856	17.1	3.1	3.9	74,442	15.4	2.8	3.5
Health - health assistance plan	14,334	2.7	0.5	0.6	13,979	2.9	0.5	0.7
Labor safety - CIPA and periodic examinations	2,652	0.5	0.1	0.1	1,349	0.3	0.1	0.1
Education - Tuition allowance and other	2,647	0.5	0.1	0.1	2,228	0.5	0.1	0.1
Culture	1,448	0.3	0.0	0.1	4,812	1.0	0.2	0.2
Training and professional development	772	0.1	0.0	0.0	1,377	0.3	0.1	0.1
Nursery allowance	348	0.1	0.0	0.0	366	0.1	0.0	0.0
Profit sharing	16,000	3.0	0.5	0.7	-	-	-	-
Other - Exceeding transportation voucher	394	0.1	0.0	0.0	272	0.1	0.0	0.0

Total	253,447	47.1	8.5	10.8	211,203	43.6	7.9	10.1

3 - EXTERNAL SOCIAL INDICATORS		% On:				% On:

		RO	RL	VAT		RO	RL	VAT
Education	802	0.3	0.0	0.0	478	0.4	0.0	0.0
Proj. Lighting Generations , Proj. Light of Letters and power plant schools	802				478
Culture	729	0.3	0.0	0.0	7,165	5.4	0.3	0.3
health and sanitations	20,444	7.5	0.7	0.9	42,078	31.6	1.6	2.0
Rural Power Supply Social Program	18,601				37,088
Urban and Rural Low Income Social Programs	45				3,225
Family Census Program	1,798				1,765
Sports	10	0.0	0.0	0.0	120	0.1	0.0	0.0
Fight against starvation and food security	2	0.0	0.0	0.0	-	-	-	-
Other:	316	0.1	0.0	0.0	907	0.7	0.0	0.0
Donations and Citizenship and Electricity Program	135				907
Legal Power Program - pilot project	131				-
Community photovoltaic cell program	50				-
Total contributions to the community	22,303	8.1	0.7	1.0	50,748	38.1	1.9	2.4
Taxes - excluding payroll charges	1,497,643	546.6	50.1	64.0	1,211,761	908.6	45.4	57.7

Total	1,519,946	554.7	50.8	64.9	1,262,509	946.7	47.3	60.1

4 - ENVIRONMENTAL INDICATORS		% On:				% On:

		RO	RL	VAT		RO	RL	VAT
Company production/operation-related investments	15,861	5.8	0.5	0.7	10,881	8.2	0.4	0.5
Research, development, and efficiency programs - environmental impact and waste treatment	6,556				3,928
Compact Grid or Green Line	9,020				6,727
Woolly Spider Monkey Program	183				-
Ecol. Station/Ecol. Museum/Isolation Oil Re-refining	102				226
Investments outside programs and/or projects	25	0.0	0.0	0.0	146	0.1	0.0	0.0
Ecologic Cup Project - IBEAM partnership	15				-
Environment Free University	10				146

Total	15,886	5.8	0.5	0.7	11,027	8.3	0.4	0.5

As regards the definition of “annual goals” to minimize waste, overall production/operations consumption, and increase natural resource-use efficiency, the company	( ) does not have any goals	( ) does not have any goals
	( ) attains 51 to 75%	( ) attains 51 to 75%
	( ) attains 0 to 50%	( ) attains 0 to 50%
	(X) attains 76 to 100%	(X) attains 76 to 100%

ANNUAL STATEMENT OF SOCIAL RESPONSIBILITY - 2003
(Amounts in thousands of reais)

	Consolidated			Consolidated

	2003			2002
5 - STAFF INDICATORS - in units

Employees at the end of the period	6,293			5,857

Employees' education:	Total	Men	Women	Total	Men	Women

College and further university education	2,168	1,590	578	2,030	1,504	526
High school	3,578	3,058	520	3,268	2,822	446
Elementary school	547	521	26	559	534	25
Employees' age range:
Below 30 years old	521			232
From 30 to 45 years old (excluding)	3,898			4,034
Above 45 years old	1,874			1,591
Hirings during the period	506			96
Women working at the company	1,124			997
% of management positions held by women prorated to total No. of women	1.33			1.00
% of management positions held by women prorated to total No. of mangers	7.46			6.37
Colored people working at the company	525			490
% of management positions held by colored people prorated to total No. of colored people	0.95			0.81
% of management positions held by colored people prorated to total No. of mangers	2.49			2.52
Disabled people and people with special needs (Institutions and employees)	288			283
Dependants	13,735			13,676
Interns and scholarship students	797			805

6 - RELEVANT INFORMATION ON EXERCISING CORPORATE CITIZENSHIP

	2003			2004 Goals

Ratio between the largest and lowest compensation paid by the company	24.64			N/D

Total number of work accidents	150			N/D

Social and environmental projects developed by the company were defined by:	(x) top management	( ) top management and middle management	( ) all the employees	(x) top management	( ) top management and middle management	( ) all the employees

Safety and health standards at the workplace were defined by:	( ) top management and middle management	( ) all the employees	(x) all + CIPA	( ) top management and middle management	( ) all the employees	(x) all + CIPA

As regards free union organization, the right to collective bargaining, and internal workers' representation, the company:	( ) is not involved	(x) follows ILO standards	( ) encourages and follows ILO	( ) will not get involved	(x) will follow ILO standards	( ) will encourage and follow ILO

The pension fund comprises:	( ) top management	( ) top management and middle management	( ) all the employees	( ) top management	( ) top management and middle management	( ) all the employees

Profit sharing comprises:	( ) top management	( ) top management and middle management	( ) all the employees	( ) top management	( ) top management and middle management	( ) all the employees

When selecting suppliers, the same ethical and social and environmental responsibility standards adopted by the company are:	( ) not considered	( ) suggested	(x) required	( ) not considered	( ) suggested	(x) required

As regards employee involvement in voluntary work programs, the company:	( ) is not involved	(x) supports	( ) organizes and encourages	( ) will not get involved	( ) will support	( ) will organize and encourage

Total consumer complaints and criticism:	at the company	at Procon	in Courts	at the company	at Procon	in Courts
	183,661	4	N/D	183,661	N/D	N/D

% of complaints and criticism responded to or solved:	at the company	at Procon	in Courts	at the company	at Procon	in Courts
	100%	N/D	N/D	100%	N/D	N/D

	2003			2002
Distribution do value added :	Funders	Staff	Government	Funders	Staff	Government

	7.10%	18.51%	67.08%	36.05%	18.28%	60.91%
	Shareholders	Withheld	Total	Shareholders	Withheld	Total

	1.82%	5.49%	100.00%	0.00%	-15.24%	100.00%

6. Main Indicators

COPEL Figures	2003	2002	Δ %

Service
Number of consumers	3,095,498	3,011,387	2.8
Number of employees	6,293	5,857	7.4
Number of consumers per employee	492	514	(4.3)
Number of cities served	393	393	-

Market
Concession area (km 2)	194,854	194,854	-
Own generation (GWh)	16,598	19,100	(13.1)
Direct distribution (GWh)	17,417	17,451	(0.2)
Average energy supply tariffs (R$ per MWh)	151.98	138.48	9.7
- Residential	215.09	206.08	4.4
- Industrial	109.56	94.97	15.4
- Commercial	177.50	169.22	4.9
- Rural	126.06	119.29	5.7
DEC (hours)	18:53	16:20	15.6
FEC (number of interruptions)	16.54	15.70	5.4

Operational
Power plants in operation	18	18	-
Substations	360	361	(0.3)
Transmission lines (km)	6,977	6,772	3.0
Distribution grids (km)	165,167	161,037	2.6
Installed capacity (MW)	4,550	4,550	-

Financial
Operating revenue (R$'000)	4,279,442	3,762,323	13.7
Net operating revenue (R$'000)	2,990,822	2,668,551	12.1
Net operating margin ( % )	3.19	11.82	(73.0)
EBITDA (R$'000)	387,866	597,834	(35.1)
Net income (loss) (R$'000)	171,137	(320,019)	153.5
Net income (loss) per thousand shares	0.625	(1.169)	153.5
Stockholders' equity (R$'000)	4,858,230	4,726,074	2.8
Equity per thousand shares	17.75	17.27	2.8
Return on equity ( % )	3.52	(6.77)	152.0
Debt on equity ratio ( % )	40.33	46.85	(13.9)
- Local currency ( % )	22.34	23.62	(5.4)
- Foreign currency ( % )	17.99	23.23	(22.6)

7. Statement of Value Added

STATEMENT OF VALUE ADDED
(Amounts in thousands of reais)

	Company	Company	Consolidated	Consolidated

	2003	2002	2003	2002

REVENUES
Sale of energy/services/other operating revenues (expenses)	-	-	4,279,442	3,762,323
Allowance for doubtful accounts	-	-	(17,468)	(72,440)
Non-operating results	(38,535)	(27)	(20,530)	(22,411)
	(38,535)	(27)	4,241,444	3,667,472

( - ) INPUTS PURCHASED FROM THIRD PARTIES
Electric energy purchased for resale and transportation	-	-	1,090,392	799,287
Charges for the use of the transmission grid	-	-	237,603	163,388
Third-party material and services	1,833	4,236	420,723	346,271
Charges for emergency capacity	-	-	106,391	36,554
Other inputs purchased	64,659	1,695	98,176	49,856
	66,492	5,931	1,953,285	1,395,356

( = ) GROSS VALUE ADDED	(105,027)	(5,958)	2,288,159	2,272,116

( - ) DEPRECIATION AND AMORTIZATION	-	-	292,342	282,390

( = ) NET VALUE ADDED	(105,027)	(5,958)	1,995,817	1,989,726

( + ) VALUE ADDED TRANSFERRED
Financial income ( - ) taxes	14,038	44,305	313,925	349,254
Equity adjustments - Results and reversals	313,800	(101,463)	31,730	(34,174)
Extraordinary item - Reversal of "portion A"	-	(205,412)	-	(205,412)
	327,838	(262,570)	345,655	109,668

( = ) VALUE ADDED TO BE DISTRIBUTED	222,811	(268,528)	2,341,472	2,099,394

VALUE ADDED DISTRIBUTION:

PERSONNEL
Compensation	2,415	2,625	280,805	260,324
Payroll charges (except INSS)	181	181	21,873	20,469
Social security and welfare	66	-	106,190	88,420
Food and tuition allowances	-	-	23,094	20,169
Labor and severance payments	-	-	16,931	27,792
Profit sharing	-	-	16,000	-
Capitalized costs	-	-	(31,516)	(33,409)
	2,662	2,806	433,377	383,765

GOVERNMENT
Social security dues (INSS) (on payroll)	454	536	73,116	67,023
Value Added Tax on Sales and Services (ICMS)	-	-	919,151	829,309
Contribution on Revenues to Civil Servants Fund (PASEP)	-	-	36,729	31,485
Social Contribution on Revenues (COFINS)	-	-	157,150	143,900
Regulatory charges	-	-	218,780	172,954
Income tax and social contribution	13,621	12,828	82,328	(41,167)
Other charges	7,851	7,581	83,505	75,280
	21,926	20,945	1,570,759	1,278,784

FUNDERS
Interest and monetary charges	27,065	27,740	152,878	741,131
Rents	21	-	13,321	15,733
	27,086	27,740	166,199	756,864

STOCKHOLDERS
Interest on capital	42,584	-	42,584	-
Retained earnings (offset of deficit)	128,553	(320,019)	128,553	(320,019)
	171,137	(320,019)	171,137	(320,019)

	222,811	(268,528)	2,341,472	2,099,394

Value added (average) per employee			385	359
Equity contribution ratio - %			48.2	44.4
Wealth generation ratio - %			25.5	24.6
Wealth retention ratio - %			5.5	(15.2)

The accompanying notes are an integral part of these financial statements.

8. Statement of Cash Flows

STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002
(In thousands of reais)

	Company		Consolidated

	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	171,137	(320,019)	171,137	(320,019)

Expenses (income) not affecting cash:
Allowance for doubtful accounts (Note 34)	-	-	17,468	72,440
Depreciation and amortization	-	-	292,342	282,390
Monetary and exchange variations on long-term items - net	(5,638)	(6,446)	(227,450)	262,797
Equity in results of investees (Note 35)	(313,734)	101,517	(36,472)	29,522
Equity in results of investees - Copel Distribuição S.A. extraordinary item	-	146,991	-	-
Deferred income tax and social contribution	(49,391)	(13,421)	(52,559)	(111,112)
Provisions for losses on tax incentives	39,591	-	39,590	-
Provisions in long-term liabilities:
Electric energy suppliers	-	-	272,000	37,563
Post-employment benefits	-	-	103,474	83,488
Derivative transactions	-	-	33,724	-
Labor contingencies	526	4,165	13,165	27,728
Tax contingencies	-	-	5,345	3,795
Disposals:
“Portion A” offsetting account	-	84,669	-	302,967
Judicial deposits and realizable items	-	-	4,173	9,446
Investments	-	-	3,193	58
Disposals of property, plant and equipment in use	-	-	7,102	20,380
Amortization of goodwill on investments (Note 35)	-	-	4,808	4,808
Gain on divestures - Campos Novos Energia S.A.	-	-	(24,903)	-
	(328,646)	317,475	455,000	1,026,270
Changes in current assets
Consumers and resellers	-	-	(109,618)	20,061
Services provided to third parties, net	-	-	(23,934)	15,528
Dividends receivable	(135,828)	(16,886)	(6,919)	2,746
Services in progress	2	(183)	5,265	1,490
CRC passed on to Paraná State Government	-	-	(61,483)	10,068
Recoverable taxes and social contributions	22,291	(15,844)	130,360	(145,456)
Storeroom	-	-	(6,503)	(2,000)
“Portion A” offsetting account	-	-	66,743	63,153
Prepayments	-	-	10,965	(12,924)
Other receivables	4,617	13,199	(69,698)	14,816
	(108,918)	(19,714)	(64,822)	(32,518)
Changes in current liabilities
Suppliers	121	(114)	146,475	(53,964)
Taxes and social contributions	75,653	12,501	159,419	2,978
Payroll and labor provisions	(40)	(2,852)	26,628	(16,902)
Post-employment benefits	-	-	(108,756)	(94,150)
Regulatory charges	-	-	7,854	4,685
Consumers and other payables	(4,705)	59	(15,115)	2,290
	71,029	9,594	216,505	(155,063)
Cash used in long-term receivables
Consumers and resellers - reclassified from current assets	-	-	(44,848)	(30,325)
Loan agreements	-	-	(24,000)	-
Taxes and social contributions deferred and recoverable	-	-	(17,677)	(133,242)
Judicial deposits	(2,713)	(36,760)	(35,005)	(63,569)
Subsidiaries and affiliates	(103,634)	-	-	-
“Portion A” offsetting account	-	-	(114,404)	(54,386)
“Portion A” offsetting account - reclassified from current assets	-	-	(78,846)	(90,890)
Other long-term receivables	-	(3,512)	(4,116)	(3,757)
	(106,347)	(40,272)	(318,896)	(376,169)
Increase in long-term liabilities
Subsidiaries and affiliates	-	29,346	-	-
	-	29,346	-	-

Total cash used in operating activities	(301,745)	(23,590)	458,924	142,501

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002
(In thousands of reais)

	Company		Consolidated

	2003	2002	2003	2002
CASH USED IN INVESTING ACTIVITIES
Corporate interest:
UEG Araucária Ltda	-	-	(1,460)	(50,317)
Campos Novos Energia S.A.	-	-	(9,870)	(39,651)
Centrais Elétricas do Rio Jordão S.A. - Elejor	-	-	(30,414)	(2,921)
Other investees	(5)	(1,257)	(350)	(2,909)
Divesture - Campos Novos Energia S.A.	-	-	88,309	-
Interest on capital proposed by the investees	211,747	51,949	11,246	7,323
Investments in property, plant and equipment:
Usina de Salto Caxias	-	-	(4,962)	(5,083)
Other generation works	-	-	(6,298)	(40,677)
Transmission works	-	-	(70,928)	(51,199)
Distribution works	-	-	(157,958)	(189,766)
Telecommunications works	-	-	(44,918)	(16,878)
General pant	(12)	(39)
Consumer contributions	-	-	44,109	33,997
Donations and subsidies received	5	696	5	696
Total cash used in investing activities	211,747	51,388	(183,501)	(357,424)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Loans and financing	4,686	(145,800)	(129,151)	(250,460)
Debentures	2,698	155,161	2,698	555,161
Interest on capital	(8)	(55,437)	(8)	(55,437)
Total cash provided by (used in) financing activities	7,376	(46,076)	(126,461)	249,264

TOTAL INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(82,622)	(18,278)	148,962	34,341

Opening cash balance (Note 6)	85,152	103,430	199,919	165,578
Closing cash balance (Note 6)	2,530	85,152	348,881	199,919
Increase (decrease) in cash and cash equivalents	(82,622)	(18,278)	148,962	34,341

The accompanying notes are an integral part of these financial statements.

9. Acknowledgements

We wish to thank the members of the Board of Directors and of the Audit Committee for their support in the discussions and clarifications of the issues of significant interest and importance to the Company, as well to offset our recognition of the dedication and effort of our employees and all the others who have contributed directly or indirectly to the accomplishment of COPEL’s mission.

Curitiba, March 29, 2004.

BALANCE SHEET
At December 31, 2003 and 2002
(In thousands of reais)

ASSETS
	Company		Consolidated

	2003	2002	2003	2002

Current assets
Cash and cash equivalents (Note 6)	2,530	85,152	348,881	199,919
Consumers and resellers (Note 7)	-	-	670,288	552,854
Allowance for doubtful accounts (Note 8)	-	-	(51,570)	(36,534)
Outsourced services, net (Note 9)	-	-	28,872	4,938
Dividends receivable (Note 10)	189,844	54,016	9,950	3,031
Services in progress	1,250	1,252	4,238	9,503
CRC passed to Paraná State Gov. (Notes 11 and 43)	-	-	123,885	43,305
Recoverable taxes and contributions (Note 12)	-	22,291	76,891	159,853
Storeroom	-	-	27,189	20,686
“Portion A” offsetting account (Note 14)	-	-	59,463	46,030
Other receivables (Note 13)	3,556	1,530	93,054	27,674

	197,180	164,241	1,391,141	1,031,259

Long-term receivables
Consumers and resellers (Note 7)	-	-	72,274	34,752
CRC passed to Paraná State Gov. (Notes 11 and 43)	-	-	912,441	866,077
Taxes and social contributions (Note 12)	155,270	105,879	653,256	561,057
Judicial deposits (Note 25)	74,451	68,758	112,385	95,559
Subsidiaries and affiliates (Note 15)	1,338,774	1,350,711	61,263	36,624
“Portion A” offsetting account (Note 14)	-	-	178,390	38,102
Other receivables (Note 13)	1,215	2,859	72,612	52,006

	1,569,710	1,528,207	2,062,621	1,684,177

Permanent assets
Investments (Note 16)	4,771,769	4,705,770	455,702	497,579
Property, plant and equipment (Notes 4 and 17)
In use	-	-	5,490,029	5,463,273
Construction in progress	-	-	463,372	504,303
( - ) Special liabilities	-	-	(677,523)	(633,414)
	-	-	5,275,878	5,334,162

	4,771,769	4,705,770	5,731,580	5,831,741

Total assets	6,538,659	6,398,218	9,185,342	8,547,177

The accompanying notes are an integral part of these financial statements.

BALANCE SHEET
At December 31, 2003 and 2002
(In thousands of reais )

LIABILITIES AND SHAREHOLDERS' EQUITY
	Company		Consolidated

	2003	2002	2003	2002

Current liabilities
Loans and financing (Note 18)	22,515	17,829	108,499	142,978
Debentures (Note 19)	157,859	55,161	157,859	55,161
Suppliers (Note 20)	485	364	400,984	248,882
Taxes and social contributions (Note 12)	123,103	47,450	320,037	160,618
Interest on capital	43,219	643	43,219	643
Payroll and labor provisions (Note 21)	151	191	71,757	45,129
Post-employment benefits (Notes 22 and 31)	-	-	92,173	67,445
Regulatory charges (Note 23)	-	-	50,106	39,279
Consumers and other payables (Note 24)	124	138	24,509	34,614

	347,456	121,776	1,269,143	794,749

Long-term liabilities
Loans and financing (Note 18)	594,952	744,239	1,186,492	1,442,471
Debentures (Note 19)	506,761	573,683	506,761	573,683
Suppliers (Note 20)	-	-	272,889	6,326
Post-employment benefits (Notes 22 and 31)	-	-	565,895	595,905
Derivative transactions (Notes 4 and 38)	-	-	33,724	-
Taxes and social contributions (Note 12)	-	-	82,316	12,955
Provisions for contingencies (Note 25)	231,260	232,446	408,304	392,041
Regulatory charges (Note 23)	-	-	1,588	2,973
	1,332,973	1,550,368	3,057,969	3,026,354

Shareholders' equity (Note 26)
Capital	2,900,000	2,900,000	2,900,000	2,900,000
Capital reserves	817,293	817,288	817,293	817,288
Revenue reserves	1,140,937	1,008,786	1,140,937	1,008,786

	4,858,230	4,726,074	4,858,230	4,726,074

Total liabilities and shareholders' equity	6,538,659	6,398,218	9,185,342	8,547,177

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS
For the years ended December 31, 2003 and 2002
(In thousands of reais except amounts per share)

	Company		Consolidated

	2003	2002	2003	2002

Operating revenues (Note 27)
Electricity supply	-	-	3,736,473	3,328,512
Electricity sales to distributors	-	-	334,157	193,622
Use of transmission grid	-	-	112,118	147,875
Revenues from telecommunications	-	-	32,212	32,655
Other operating revenues	-	-	64,482	59,659
	-	-	4,279,442	3,762,323

Deductions from operating revenues (Note 28)	-	-	(1,288,620)	(1,093,772)

Net operating revenues	-	-	2,990,822	2,668,551

Operating expenses
Personnel (Notes 29 and 40)	3,050	3,342	400,303	362,368
Pension fund and health care plan (Note 30)	66	-	106,190	88,420
Material and inputs used in energy generation (Note 31)	78	3	251,406	160,475
Outsourced services	1,755	4,233	169,317	185,796
Electric energy purchased for resale (Note 32)	-	-	1,090,392	799,287
Transportation of electricity purchased	-	-	17,710	14,625
Charges on use of transmission system	-	-	219,893	148,763
Depreciation and amortization	-	-	292,342	282,390
Regulatory charges (Note 33)	-	-	218,780	172,954
Other operating expenses (Note 34)	64,680	1,695	128,965	138,029
	69,629	9,273	2,895,298	2,353,107

Results from operations	(69,629)	(9,273)	95,524	315,444

Equity in results of investees (Note 35)	313,800	(101,464)	31,730	(34,174)

Financial income (expenses) (Note 36)
Financial income	7,207	40,645	322,620	349,174
Financial expenses	(28,085)	(31,660)	(175,879)	(763,807)
	(20,878)	8,985	146,741	(414,633)

Income (loss) from operations	223,293	(101,752)	273,995	(133,363)

Non-operating expenses	(38,535)	(27)	(20,530)	(22,411)

Income (loss) before taxation	184,758	(101,779)	253,465	(155,774)

Income tax and social contribution
Income tax	(10,009)	(9,466)	(60,239)	25,558
Social contribution	(3,612)	(3,362)	(22,089)	15,609
	(13,621)	(12,828)	(82,328)	41,167

Income (loss) before extraordinary item	171,137	(114,607)	171,137	(114,607)

Extraordinary item		(205,412)	-	(205,412)

Income (loss) for the year	171,137	(320,019)	171,137	(320,019)

Income (loss) for the year per thousand shares	0.6254	(1.1694)	0.6254	(1.1694)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
( In thousands of reais )

	Capital	Capital reserves	Revenue reserves	Retained earnings	Total

At December 31, 2001	1,620,247	1,548,328	1,876,822	-	5,045,397

Capital increase	1,279,753	(731,736)	(548,017)	-	-
Donations and investment grants	-	696	-	-	696
Loss for the year	-	-	-	(320,019)	(320,019)
Appropriation proposed to the AGM:
Absorption of loss for the year	-	-	(320,019)	320,019	-

At December 31, 2002	2,900,000	817,288	1,008,786	-	4,726,074

Prior year adjustments	-	-	-	3,598	3,598
Donations and investment grants	-	5	-	-	5
Net income for the year	-	-	-	171,137	171,137
Appropriations proposed to the AGM:
Legal reserve (Note 26)	-	-	8,557	(8,557)	-
Interest on capital (Note 26)	-	-	-	(42,584)	(42,584)
Investment reserve (Note 26)	-	-	123,594	(123,594)	-

At December 31, 2003	2,900,000	817,293	1,140,937	-	4,858,230

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN FINANCIAL POSITION
For the years ended December 31, 2003 and 2002
( In thousands of reais )

	Company		Consolidated

	2003	2002	2003	2002
FINANCIAL RESOURCES WERE PROVIDED BY
Operations:
Net income (loss) for the year	171,137	(320,019)	171,137	(320,019)

Expenses (income) not affecting net working capital:
Depreciation and amortization	-	-	292,342	282,390
Monetary and exchange variations on long-term items, net	(5,638)	(6,446)	(227,450)	262,797
Equity in results of investees (Note 35)	(313,734)	101,517	(36,472)	29,522
Equity in results of investee - Copel Distribuição S.A. extraordinary item	-	146,991	-	-
Deferred income tax and social contribution	(49,391)	(13,421)	(52,559)	(111,112)
Provisions for losses on shareholding interest	-	-	-	-
Provisions for losses on tax incentives	39,590	-	39,590	-
Provisions in long-term liabilities:
Electric energy suppliers	-	-	272,000	37,563
Post-employment benefits	-	-	103,474	83,488
Derivative transactions	-	-	33,724	-
Labor contingencies	526	4,165	13,165	27,728
Tax contingencies	-	-	5,345	3,795
Disposals:
“Portion A” offsetting account	-	84,669	-	302,967
Judicial deposits and realizable items	-	-	4,173	9,446
Investments	-	-	3,193	58
Disposals of property, plant and equipment in use	-	-	7,102	20,380
Amortization of goodwill on investments (Note 35)	-	-	4,808	4,808
Gain on divesture - Campos Novos Energia S.A.	-	-	(24,903)	-
	(157,510)	(2,544)	608,669	633,811
Transfer to use of funds	157,510	2,544	-	-

Third parties:
Debentures (Note 19)	-	100,000	-	500,000
Subsidiaries and affiliates	-	29,346	-	-
Consumer contributions	-	-	44,109	33,997
Divesture - Campos Novos Energia S.A.	-	-	88,309	-
Interest on capital	211,748	51,949	11,246	7,323
Donations and subsidies received	5	696	5	696
Other payables	-	-	889	-
Long-term receivables transferred to current assets:
CRC passed on to Paraná State Government	-	-	19,097	17,107
ICMS for offset	-	-	47,398	-
“Portion A” offsetting account	-	-	80,176	18,293
Municipal government debt installment plan	-	-	9,255	22,299
Loan agreements	4,999	10,676	4,999	10,676
Other assets	1,644	3,923	2,641	4,163
	218,396	196,590	308,124	614,554

Decrease in net working capital	192,741	-	114,512	-

TOTAL FUNDS PROVIDED	411,137	196,590	1,031,305	1,248,365

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN FINANCIAL POSITION
For the years ended December 31, 2003 and 2002
( In thousands of reais )

	Company		Consolidated

	2003	2002	2003	2002
FINANCIAL RESOURCES WERE USED FOR
Operations	157,510	2,544	-	-

Long-term receivables:
Consumers and resellers - reclassified from current assets	-	-	44,848	30,325
Loan agreements	-	-	24,000	-
Taxes and social contributions deferred and for offset	-	-	17,677	133,242
Judicial deposits	2,713	36,760	35,005	63,569
Subsidiaries and affiliates	103,634	-	-	-
“Portion A” offsetting account	-	-	114,404	54,386
“Portion A” offsetting account - reclassified from current assets	-	-	78,846	90,890
Other long-term receivables	-	3,512	4,116	3,757

Investments - net of assets for future use	5	1,257	42,094	95,798

Property, plant and equipment - net of asset provisions	-	-	285,076	303,642

Transfer of other long-term liabilities to current:
Loans and financing (Note 18)	-	-	94,672	103,256
Debentures (Note 19)	100,000	-	100,000	-
Suppliers	-	-	6,516	32,002
Post-employment benefits	-	-	133,484	123,448
Taxes, social contributions and other payables	-	-	2,973	851
Legal contingencies - net of judicial deposits	4,691	-	5,010	345

Shareholders - interest on capital (Note 26)	42,584	-	42,584	-

Increase in net working capital	-	152,517	-	212,854

TOTAL FUNDS USED	411,137	196,590	1,031,305	1,248,365

STATEMENT OF CHANGES IN NET WORKING CAPITAL

Opening current assets	164,241	148,206	1,031,259	964,302
Opening current liabilities	121,776	258,258	794,749	940,646
Opening net working capital	42,465	(110,052)	236,510	23,656

Closing current assets	197,180	164,241	1,391,141	1,031,259
Closing current liabilities	347,456	121,776	1,269,143	794,749
Closing net working capital	(150,276)	42,465	121,998	236,510

Increase (decrease) in net working capital	(192,741)	152,517	(114,512)	212,854

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

at December 31, 2003 and 2002
(All amounts in thousands of reais unless otherwise indicated)

1. Operations

Companhia Paranaense de Energia - COPEL (COPEL, Company or Parent Company) is a publicly-held, mixed-capital corporation, controlled by the State Government of Paraná. The Company is engaged, through its subsidiaries, in the research, study, planning, building, and exploitation of production, transformation, transportation, distribution, and sale of energy, in any of its forms, in particular electricity. These activities are regulated by the National Agency of Electric Energy (ANEEL), which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to be a member, together with private companies, of consortiums or companies with the objective of engaging in operations in the energy and telecommunications areas, in conformity with applicable legislation.

The wholly owned, privately held, subsidiaries of COPEL are as follows:

COPEL Geração S.A. – intended to exploit the energy generation service; the Company has 18 power plants in operation, 17 hydroelectric and one thermoelectric power plants with a combined installed capacity of 4,546.6 MW. This company received from ANEEL the following concessions, renewable pursuant to current legislation:

Power plants	River	Installed Capacity (MW)	Concession (**)Date	Expiration Date

Hydroelectric plants
Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	Iguaçu	1,676.00	25.05.1973	05.23.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260.00	16.11.1979	11.15.2009
Salto Caxias	Iguaçu	1,240.00	02.05.1980	05.04.2010
Governador Parigot de Souza	Capivari	260.00	05.11.1971	07.07.2015
Guaricana	Arraial	36.00	16.08.1976	08.15.2006
Chaminé	São João	18.00	16.08.1976	08.15.2006
Apucaraninha	Apucaraninha	10.00	14.10.1975	10.13.2025
Mourão I	Mourão	8.20	27.01.1964	07.07.2015
Derivação do Rio Jordão	Jordão	6.50	14.11.1979	11.15.2009
Marumbi	Ipiranga	4.80	(***)
São Jorge	Pitangui/Tibagi	2.30	05.12.1974	12.3.2024
Chopim I	Chopim	1.98	25.03.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	15.02.1984	02.14.2014
Cavernoso	Cavernoso/Iguaçu	1.30	08.01.1981	01.07.2011
Salto do Vau	Palmital	0.94	27.01.1954	(*)
Pitangui	Pitangui	0.87	05.12.1954	(*)
Melissa	Melissa	1.00	08.10.1993	(*)
Thermoelectric plant
Figueira		20.00	27.03.1969	26.03.2019

(*) Power plants with capacity lower than 1 MW are registered only with ANEEL.
(**) Unaudited data.
(***) For approval at ANEEL.

COPEL Transmissão S.A. – mainly engaged in the exploitation of electric energy transportation and transformation services, in addition to operating part of the national interconnected power system, located in the Southern Region of the country, for the National Electric System Operator (NOS). This company has 124 substations, operating at voltages equal to or higher than 69 kV, and 6,977 km of transmission lines;

COPEL Distribuição S.A. – engaged in the exploitation of the distribution and sale of any type of energy, especially electricity, fuel and energy raw materials. It distributes electric energy in 392 of the 399 municipalities of the State of Paraná, serving 98 percent of the State consumers, as well as the municipality of Porto União, in the State of Santa Catarina. Additionally, it serves independent consumers in the State of São Paulo;

COPEL Telecomunicações S.A. – engaged in exploiting and providing telecommunications services and communications services in general;

COPEL Participações S.A. – engaged in holding ownership interests in other companies or consortiums.

2. Presentation of the Financial Statements

The financial statements have been prepared and are presented in conformity with accounting practices adopted in Brazil, together with specific regulations applicable to concessionaires of electric utilities, established by ANEEL, and instructions of the Brazilian Securities Commission (CVM).

The Company reclassified the account “Financial income”, of the financial statements at December 31, 2002, to the account “Equity in results of investees”, in the amount of R$ 4,652, for better information comparison purposes.

3. Consolidated Financial Statements

The Consolidated Financial Statements are being presented in conformity with CVM Instruction 247/1996 and comprise the wholly owned subsidiaries COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações, and COPEL Participações. The balance sheet and the statement of income of each subsidiary are presented in Note 43.

In the consolidated financial statements, Company’s investments in the subsidiaries’ shareholders’ equity, intercompany balances, and transactions have been eliminated so that the Consolidated Financial Statements actually represent balances and transactions with third-parties.

For consolidation purposes, the operating revenue of COPEL Participações, which is constituted by the equity in results of investees, as well as sales deductions, were reclassified to financial income, pursuant to the ANEEL account plan framework, where equity adjustments are stated as “equity in results of investees”.

As authorized by CVM through CVM/SNC Circular No. 002/2004, the subsidiary Companhia Paranaense de Gás – Compagas was not included in the Company’s consolidated financial statements because it does not generate any material change in the consolidated economic unit.

4. Significant Accounting Practices

a) Financial investments - Stated at cost plus accrued income earned up to the balance sheet date.

b) Consumers and resellers - Include invoiced amounts related to energy supply and sales billed and the energy estimate unbilled at the year end, recorded on the accrual basis of accounting.

c) Allowance for doubtful accounts - Recognized at an amount considered sufficient by management to cover losses on the realization of trade accounts receivable and other receivables whose recovery is considered improbable.

d) Inventories (including items related to plant and equipment) – Materials in the storeroom, classified in current assets, are stated at average acquisition cost and materials related to plant and equipment are stated at acquisition cost (commodities are stated at average cost). The amounts recorded do not exceed their replacement of realization values.

e) Investments – Permanent shareholding interests in subsidiaries and affiliates are accounted for by the equity method. Other investments are recorded at the cost of acquisition, net of a provision for losses, when applicable.

f) Property, plant and equipment - These assets are stated at acquisition or construction cost. Depreciation is calculated on the straight-line basis, based on the book balances recorded in the respective Registry Units (UCs), as set forth by the National Department of Electric Energy (DNAEE) Ordinance 815, of 1994, supplemented by ANEEL Resolution No. 015, of 1997. Annual depreciation rates are those established in the tables attached to ANEEL Resolutions No. 02, of 1997, and 44, of 1999 and presented in Note 17.

Administrative expenses are appropriated on a monthly basis to plant and equipment and other construction in progress. The appropriation of direct personnel expenses and outsourced services is permitted if based on appropriately evidenced criteria.

In conformity with Accounting Instruction 6.3.23 of the Accounting Manual for Electric Utilities, concession-related obligations, recorded in a specific subgroup of long-term liabilities, are stated as a reduction of property, plant and equipment since it represents the balances of amounts and/or assets received from consumers, the Federal Government and other sources to be used in investments linked to the concession.

g) Loans, financing, and debentures - Loans, financing, and debentures are restated based on monetary and exchange differences accrued to the balance sheet date, and include interest and other charges established by contract.

h) Deferred income tax and social contribution – Calculated based on actual income tax and social contribution rates and recognized considering temporary differences and tax loss carryforwards.

i) Pension Fund and Health Care Plan – Costs related to the pension fund and the health care plan defrayed to Fundação Copel are recognized according to CVM Deliberation No. 371, of 2000. The Company adopted the criterion of adjusting these costs against retained earnings in the 2001 financial year.

j) Other assets and liabilities – Other current and long-term assets and liabilities are restated to the balance sheet date, when legally or contractually required.

k) Provisions for contingencies – The probable amount of losses is recognized at the balance sheet date, based on the nature of each contingency. The bases and nature of these provisions are described in Note 25.

l) Special estimates – The preparation of the financial statements in conformity with accounting practices adopted in Brazil requires management to make estimates to record certain transactions that affect assets and liabilities, income and expenses, as well as the disclosure of information in its financial statements. Actual results from these transactions and information could differ from the estimates. The main estimates related to the financial statements refer to the recording of the effects arising from the allowance for doubtful accounts (Note 8) and the provisions for contingencies (Note 25).

m) Determination of results of operations - Income and expenses are recognized on the accrual basis of accounting.

n) Net income (loss) per share – Determined based on the number of paid up capital shares outstanding on the balance sheet date.

o) Currency hedge transaction

Unrealized net gains and losses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis, and are recorded in long-term receivables, under “derivatives transaction”, with a contra entry to “financial expenses".

5. Overall Electricity Industry Agreement

In 2001, the Brazilian electricity industry was subject to an Emergency Energy Consumption Reduction Program. The Government created an Energy Crisis Management Committee to manage demand adjustment programs, coordinate efforts to increase supply and implement emergency measures during the rationing period, which was in force from June 1, 2001 to February 28, 2002.

During this exceptional period, applying market rules would have had severe consequences for electric energy market players. For this reason special efforts were required from Society, Government authorities, the Concession authorities, and all the players of the National Electricity Industry.

At the end of 2001, Generators, Distributors, and the Federal Government reached the Overall Electricity Industry Agreement (the “Agreement”), with the National Bank for Economic and Social Development (BNDES) acting as the financing agent. The accounting procedures required to reflect the Agreement and several other Federal Government decisions made by the Energy Crisis Management Committee was turned into Provisional Measure No. 14, of December 21, 2001, subsequently converted into Law 10.438, of 2002.

As required by the ANEEL regulations, these financial statements are being presented containing the results of processing the changes in the electric energy sector in Brazil, as disclosed by the Wholesale Energy Market (MAE).

The accounting adjustments related to the amounts presented by the Overall Electricity Industry Agreement are described in Notes 7, 14, and 38.

In July 2002, COPEL Geração signed the Overall Industry Agreement. COPEL Distribuição, is defending its position as a signatory of the Agreement, at the administrative level (ANEEL), considering that in July 2002, this company filed with ANEEL a “declaration statement”, which company management understands meets all legal provisions applicable. The parties disagree on the interpretation of the regulations prescribed by the Agreement, as well as on outstanding amounts disputed at the administrative level and in court by the parties (Notes 14 and 38).

In 2002, the Company filed administrative proceedings against ANEEL related to the approval of “Portion A” (costs incurred in the period January 1, 2001- October 25, 2001). The Company wrote off the corresponding regulatory asset at December 31, 2002, amounting to R$ 302,967, because the Company's legal counsel understand that the chance of a favorable outcome is remote. The discussion of the proceedings is restricted to the inclusion or not of COPEL in the Overall Electricity Industry Agreement, because a court action was filed related to ANEEL Decision No. 288/2002. The Company will try to recover through the courts what it considers to be its rights.

6. Cash and Cash Equivalents

Financial institution	Company		Consolidated

	2003	2002	2003	2002

Cash and banks	154	113	50,009	54,215
Financial investments
Federal banks	2,306	11,658	272,609	72,323
Private banks	70	73,381	26,263	73,381
	2,376	85,039	298,872	145,704

	2,530	85,152	348,881	199,919

7. Consumers and Resellers

	Falling due	Overdue up to 90 days	Overdue over 90 days	Consolidated

				2003	2002
Consumers
Residential	56,867	51,230	3,311	111,408	102,160
Industrial	64,534	11,211	9,394	85,139	69,330
Commercial	33,500	17,871	1,223	52,594	45,620
Rural	7,304	3,356	115	10,775	10,417
Public entities	10,171	16,653	29,672	56,496	23,957
Public lightning	8,591	2,824	3,117	14,532	27,350
Utility service	6,706	486	249	7,441	7,186
Unbilled	103,140	-	-	103,140	91,999
Energy installments - current	62,716	6,222	705	69,643	70,176
Energy installments - long-term	36,520	-	-	36,520	4,427
Emergency capacity charges	7,136	4,617	5,622	17,375	9,415
Low-income consumers' tariff	17,758	-	-	17,758	21,470
Other receivables	14,530	6,816	25,057	46,403	20,145
	429,473	121,286	78,465	629,224	503,652
Resellers
Sale
Short-term sale	-	-	1,322	1,322	1,775
Sale - MAE (Note 38)	25,970	-	-	25,970	6,308
Generators - current	7,998	9	-	8,007	15,861
Generators - long-term	35,754	-	-	35,754	30,325
Initial contracts	3,678	2,063	-	5,741	3,778
Bilateral agreements	21,986	-	-	21,986	5,371
	95,386	2,072	1,322	98,780	63,418
Transmission System
Electric grid	2,268	-	-	2,268	299
Basic grid	12,137	113	-	12,250	20,225
Connection grid	17	8	15	40	12
	14,422	121	15	14,558	20,536

2003 Total current	467,007	123,479	79,802	670,288	-
Total long-term	72,274	-	-	72,274	-

2002 Total current	391,494	129,216	32,144	-	552,854
Total long-term	34,752	-	-	-	34,752

a) Emergency capacity charges

Law 10.438, of 2002, determines that the costs, including operating, tax and administrative, related to the purchase of electric energy (kWh), and contracting of generation capacity or power (kW) by Comercializadora Brasileira de Energia Emergencial (CBEE), be shared by all types of end consumers served by the National Interconnected Electricity System, prorated to their measured individual consumption, in the form of a specific tariff surcharge. The tariff surcharge currently collected from consumers as emergency capacity charge is R$ 0.0085/kWh (ANEEL Resolution No. 496/2003). The previous surcharge was R$ 0.0057/kWh, (ANEEL Resolution no. 351/2002), and in the period May 6, 2002-June 27, 2002, was R$ 0.0049/kWh (ANEEL Resolution No. 249/2002).

Accordingly, the amounts billed and passed on to CBEE, as tariff surcharge during 2003 were R$ 105,906 and R$ 96,158, respectively.

The charge is passed on to CBEE when actually received by the Company.

b) Low-income consumers’ tariff

The Federal Government, through Law 10.438, of 2002, established the application of the residential low-income consumers’ tariff, which materially affected the Company’s operating revenues.

Presidential Decree No. 4.336, of 2002, authorized ELETROBRÁS (Brazilian Electricity Company) to use the funds from the Global Reversal Reserve (RGR) to compensate the concessionaires for the loss of revenue derived from charging the low-income consumers’tariff, as a result of the new criteria established by Law 10.438/02, revised by Law 10.604, of 2002.

ANEEL disclosed, through Resolution No. 491, of 2002, the procedures, conditions, and deadlines for the approval of the amounts used as the basis for the financing to be obtained from ELETROBRÁS.

Beginning September 2002, the Company started to bill the supply of electric energy by applying the low-income consumers’ tariff based on the new classification criteria of low-income consumer households.

ANEEL disclosed, through Circular No. 155/2003 – SFF/ANEEL, of January 24, 2003, the accounting procedures for recording the assets deriving from the recognition of the loss of revenues due to the application of the classification criteria of low-income consumer households, to be recovered in the next tariff adjustment.

c) Generators’ right of reimbursement

This right of reimbursement of generators refers to the amounts related to electricity from independent suppliers sold within the context of MAE during the electric energy emergency rationing period, from June 1, 2001 to February 28, 2002. These amounts were formally approved by ANEEL Resolution No. 483, of 2002, ratified by ANEEL Resolutions No. 036, of January 29, 2003, and rectified by ANEEL Regulatory Resolutions No. 40, of January 24, 2004 and 45, of March 3, 2004.

COPEL Geração receivables were separated into current and long-term based on their expected realization, according to the Special Tariff Recovery (RTE) approved for electric energy distribution utilities.

8. Allowance for Doubtful Accounts

The allowance for doubtful accounts was constituted in conformity with ANEEL’s Accounting Manual for the Electric Energy Utilities. After a detailed analysis of overdue receivables, Company management considered the following amounts as sufficient to cover possible losses with the realization of receivables:

	Consolidated	Additions (*)	Disposals	Consolidated

	2002			2003
Consumers and resellers
Consumers	19,616	(1,947)	(2,313)	15,356
Sales	1,775	(987)	-	788
Municipal government debt installment plan	4,399	-	-	4,399
Proceeds from distribution	10,744	20,283	-	31,027

	36,534	17,349	(2,313)	51,570

(*) Net of reversals

9. Services Provided to Third Parties, Net

	Falling due	Overdue up to 90 days	Overdue over 90 days	Consolidated

				2003	2002
Telecommunication services	195	142	47	384	676
Services provided to third parties	28,444	655	388	29,487	5,350
Allowance for doubtful accounts	-	-	(999)	(999)	(1,088)

	28,639	797	(564)	28,872	4,938

10. Dividends Receivable

	Company		Consolidated

	2003	2002	2003	2002
Dividends receivable
Sercomtel S.A. Telecomunicações	-	-	1,485	-
Sercomtel Celular S.A.	-	-	4,548	2,531
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	661	436
COPEL Geração S.A.	106,872	-	3,192	-
COPEL Transmissão S.A.	59,784	41,467	-	-
COPEL Telecomunicações S.A.	916	2,690	-	-
COPEL Participações S.A.	22,272	9,859	-	-

	189,844	54,016	9,950	3,031

Dividends receivable from wholly owned subsidiaries were calculated at 50 percent of net income, and treated as interest on capital.

11. CRC Passed on to the Paraná State Government

Under an agreement entered into on August 4, 1994 and the addendum of December 1995, the remaining balance of the Result Account for Offset (CRC) account was negotiated with the State Government of Paraná to be reimbursed in 240 monthly installments, adjusted based on the General Price Index - Internal Availability (IGP-DI) and annual interest of 6.65%. On October 1, 1997, the balance payable in the following 330 months, under the price amortization system, was renegotiated. The first installment matured on October 30, 1997 and the last will mature on March 30, 2025, and the original adjustment and interest clauses were maintained.

Of the balance of R$ 123,885 in current assets, besides the short-term installments, R$ 102,999 refers to installments due from September 2002 to December 2003, restated to the date of the preparation of the financial statements.

On March 19, 2003, the State Government of Paraná filed with the Ministry of Finance a request to “federalize” the CRC receivables of COPEL. This request was sent to the National Treasury Secretariat for assessment.

On January 29, 2004, the State Government of Paraná settled the installments due from September 2002 to January 2003 and part of the installment due in February 2003, totaling R$ 37,201.

The Company is currently negotiating the overdue installments.

12. Taxes and Social Contributions

	Company		Consolidated

	2003	2002	2003	2002
Current assets
Income tax and social contribution paid in advance and available for offset	-	22,291	-	78,075
Deferred income tax and social contribution (a)	-	-	9,118	6,869
ICMS recoverable (b)	-	-	67,773	74,909
	-	22,291	76,891	159,853
Long-term receivables
Deferred income tax and social contribution on: (a)
Pension plan deficit - Plan III	-	-	122,279	127,233
Pension fund and health care - CVM Delib. 371	-	-	60,880	65,486
Temporary additions	132,232	96,266	169,590	131,041
Income tax and social contribution loss carryforwards	9	9,613	161,372	91,470
Income tax and social contribution paid in advance and recoverable (a)	23,029	-	23,029	-
ICMS recoverable (b)	-	-	116,106	145,827
	155,270	105,879	653,256	561,057
Current liabilities
Income tax and social contribution payable	3,443	-	32,021	-
IRPJ/CSLL on CVA deferral (a)	-	-	14,190	15,650
Withholding income tax	-	3	747	641
ICMS payable (c)	-	-	166,308	93,318
COFINS and PASEP contributions payable	9,897	2,564	26,989	19,617
INSS (REFIS), net of payments (*) (d)	109,514	44,632	78,890	30,598
Other taxes	249	251	892	794
	123,103	47,450	320,037	160,618
Long-term liabilities
IRPJ/CSLL on CVA deferral (a)	-	-	82,316	12,955
	-	-	82,316	12,955

(*) In consolidated

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15 percent, plus a surtax of 10 percent, and deferred social contribution recorded at the rate of 9 percent.

The provision for the pension fund deficit is being realized in conformity with the amortization plan of the respective debt and the provision for health care plan in accordance with the payment of post-employment benefits. The remaining provisions are being realized based on court decisions and the realization of regulatory assets.

Under current tax legislation, the income and social contribution tax loss carryforwards can be offset against annual taxable income up to the limit of 30 percent of this taxable income, and are not subject to any statute of limitation.

The taxable basis of tax credits is accounted for as follows:

Consolidated

2003
Current assets
Deferred income tax (IRPJ) and social contribution (CSLL)	9,118
Long-term receivables
Deferred income tax and social contribution	514,121
Income tax and social contribution paid in advance and available for offset	23,029
(-) Current liabilities
IRPJ/CSLL on CVA deferral	14,190
(-) Long-term liabilities
IRPJ/CSLL on CVA deferral	82,316

449,762

In compliance with CVM Instruction No. 371, of June 27, 2002, the table below shows the expected generation of taxable income in an amount sufficient to offset tax credits recorded by the Company based on studies submitted for the appreciation of, and approved by, the Management:

	Estimated realizable portion	Actual realizable portion	Consolidated estimated realizable portion

2003	25,053	25,053	-
2004	-	-	11,946
2005	-	-	19,092
2006	-	-	22,031
2007	-	-	25,197
2008	-	-	28,900
After 2008	-	-	342,596

	25,053	25,053	449,762

b) ICMS recoverable

The State Government of Paraná approved, in favor of COPEL Distribuição, the right to record the previously unused Value Added Tax on Sales and Services (ICMS) credit, originally amounting to R$ 167,485, on the purchase of COPEL permanent assets, which are being offset against ICMS payable within a period of 48 months, consecutive or not, adjusted by the Escalator and Conversion Factor (FCA).

c) ICMS payable

Of the total of R$ 166,308 (R$ 93,318 in 2002), the amount of R$ 63,965 (R$ 45,000 of principal and the difference comprising interest and monetary restatement) refers to the transaction for the purchase of Olvepar – Indústria e Comércio ICMS credits, cancelled by the State Government of Paraná on February 27, 2003, through Decree No. 671. This amount will be paid by the Company because of the assessment notification raised by the State Finance Secretariat.

On April 4, 2003, the Company filed an administrative defense regarding the proceeding above (dismissed by the competent bodies), in which it requested the review of the notification received and the maintenance of the right to take the required actions to defend the Company’s rights and interests to ensure the validity of previously authorized tax credits and the approval of the claims of the original company.

d) Tax Recovery Program (REFIS)

In 2000, the Company included in the Tax Recovery Program (REFIS), created by Law 9.964, of 2000, a total debt of R$ 89,766, arising from payables to the National Institute of Social Security (INSS), and settled R$ 45,766 referring to interest, using credits deriving from income tax and social contribution loss carryforwards purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, in September 2003, the Company set up a provision of R$ 64,587, restated to December 31, 2003 (R$ 45,766 of interest and R$ 18,821 of monetary restatement).

The Company renegotiated its position in REFIS for payment of the tax debts in 60 monthly installments. However, this request has not yet been approved by the competent authorities. Thus, the total tax debt was recorded in current liabilities. Up to December 31, 2003, COPEL settled 45 installments. The installments were calculated based on the total debt divided by the installment payment period, adjusted by the Long-term Interest Rate (TJLP).

The Company should settle, by the end of the installment payment period, its entire REFIS-related debt, which includes the current provision of R$ 64,587.

13. Other Receivables

	Company		Consolidated

	2003	2002	2003	2002
Employees	-	-	5,532	5,066
Installments of Onda invoices	3,550	1,458	3,550	1,458
Installments of Onda invoices - long-term	1,215	2,859	1,215	2,859
Guarantee deposits	-	-	5,761	889
Guarantee deposits - long-term	-	-	25,000	8,000
Collateral of NTD agreement - long-term (Note 18.3)	-	-	25,907	27,214
IUEE - Municipalities - long-term (Note 25)	-	-	7,374	7,374
Mandatory loans - long-term	-	-	6,899	6,046
Products and rights for sale - long-term	-	-	1,858	266
Sale of products and rights	-	-	71,084	328
Prepayments	-	-	3,121	14,082
Prepayments - long-term	-	-	4,116	4
Other receivables	6	72	5,746	7,591
Other receivables - long-term	-	-	243	243
Allowance for doubtful accounts	-	-	(1,740)	(1,740)

	4,771	4,389	165,666	79,680

Total current	3,556	1,530	93,054	27,674
Total long-term	1,215	2,859	72,612	52,006

14. “Portion A” Offsetting Account

Interministerial Ordinance 25, of 2002, issued by the Ministries of Finance and of Mines and Energy, established the Account for Offsetting “Portion A” Amounts Variation (CVA), with the intention of registering the changes in costs in the period between annual tariff adjustments required, beginning in 2001, and related to the items laid down in the electric energy distribution concession contracts.

	Consolidated
	Principal	Amortization	Net	Net

			2003	2002
CVA recoverable, 2002 tariff adjustment
Electricity purchased for resale (Itaipu)	574	(574)	-	574
Transportation of energy purchased (Itaipu)	497	(497)	-	497
Charges on use of transmission system (basic grid)	4,810	(4,810)	-	4,810
Regulatory charges (CCC)	2,047	(2,047)	-	2,047
	7,928	(7,928)	-	7,928
CVA recoverable, 2003 tariff adjustment
Electricity purchased for resale (Itaipu)	66,690	-	66,690	50,988
Transportation of energy purchased (Itaipu)	940	-	940	810
Charges on use of transmission system (basic grid)	32,333	-	32,333	21,282
Regulatory charges (CDE)	24,372	-	24,372	-
Charges on use of system services - ESS	17,558	-	17,558	-
Monetary restatement - SELIC	35,163	-	35,163	3,124
	177,056	-	177,056	76,204
CVA recoverable, 2004 tariff adjustment
Electricity purchased for resale (Itaipu)	1,405	-	1,405	-
Transportation of energy purchased (Itaipu)	2,054	-	2,054	-
Charges on use of transmission system (basic grid)	29,610	-	29,610	-
Regulatory charges (CDE)	6,093	-	6,093
Charges on use of system services - ESS	15,489	15,489
Regulatory charges (CCC)	2,234	-	2,234	-
Monetary restatement - SELIC	3,912	-	3,912	-
	60,797	-	60,797	-

			237,853	84,132

Total current			59,463	46,030
Total long term			178,390	38,102

Interministerial Ordinance 116, of April 4, 2003, postponed for 12 months the offset of the balance of the “Portion A” Offsetting Account for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004.

The balance of CVA, the offset of which was postponed by Ordinance 116, aggregated to the CVA balance determined for the subsequent twelve months pursuant to Ordinance 25, must be offset in the electric energy supply tariffs charged by utility concessionaires during the 24 months subsequent to the annual tariff adjustment made in the period April 8, 2004 to April 7, 2005.

Ordinance 116 also prescribes that for electric energy supply tariff adjustment calculation purposes, the Account for Offsetting “Portion A” Amounts Variation (CVA), must also record changes in the collection quota to the Energy Development Account (CDE).

15. Affiliates and Subsidiaries

The Company records at their net amounts, receivables from the following affiliates and subsidiaries:

	Company		Consolidated

	2003	2002	2003	2002
Consolidated:
COPEL Geração S.A.
Transferred financing (a)	440,540	538,751	-	-
Transfer of Plan III - post-employment benefits (Note 22)	(16,029)	(16,029)	-	-
Current accounts	(136,552)	(113,869)	-	-
	287,959	408,853	-	-
COPEL Transmissão S.A.
Transferred financing (a)	36,936	46,618	-	-
Transfer of Plan III - post-employment benefits (Note 22)	(14,571)	(14,571)	-	-
Current accounts	11,219	302	-	-
	33,584	32,349	-	-
COPEL Distribuição S.A.
Transferred financing (a)	139,991	176,699	-	-
Debentures transferred (a)	557,911	521,882	-	-
Transfer of Plan III - post-employment benefits (Note 22)	(39,343)	(39,343)	-	-
Current accounts	136,352	67,690	-	-
	794,911	726,928	-	-
COPEL Telecomunicações S.A.
Transfer of Plan III - post-employment benefits (Note 22)	(2,841)	(2,841)	-	-
Current accounts	35,321	22,261	-	-
	32,480	19,420	-	-
COPEL Participações S.A.
Transfer of Plan III - post-employment benefits (Note 22)	(73)	(73)	-	-
Current accounts	152,650	126,610	-	-
	152,577	126,537	-	-
Total consolidated	1,301,511	1,314,087	-	-
Unconsolidated:
Loan agreements
Companhia Paranaense de Gás - Compagas	6,209	8,440	6,209	8,440
Foz do Chopim Energética Ltda.	31,054	28,184	31,054	28,184
Elejor - Cent. Elet. Rio Jordão	-	-	24,000	-
Total unconsolidated	37,263	36,624	61,263	36,624

	1,338,774	1,350,711	61,263	36,624

a) Loans, financing and debentures transferred

The Company assigned loans and financing to its wholly owned subsidiaries, when these were formed in 2001. However, agreements whose transfer to the respective subsidiaries has not yet been formalized are recorded in the Parent Company’s books.

For financial statement purposes, the balances of these loans and financing are separately disclosed, as receivables from wholly owned subsidiaries and as loans and financing payable, totaling R$ 617,467, at December 31, 2003 (Note 18).

The amount of R$ 557,911, was also transferred to COPEL Distribuição, to which the same recording criterion mentioned in the previous paragraph was applied (Note 19).

16. Investments

Investments comprise the following:

	Company		Consolidated

	2003	2002	2003	2002
Wholly owned subsidiaries (Note 42)
COPEL Geração S.A.	2,367,573	2,275,338	-	-
COPEL Transmissão S.A.	773,121	721,932	-	-
COPEL Distribuição S.A.	1,163,151	1,238,822	-	-
COPEL Telecomunicações S.A.	110,003	108,933	-	-
COPEL Participações S.A.	353,583	316,817	-	-
	4,767,431	4,661,842	-	-
Subsidiaries and affiliates (a)	-	-	441,069	443,218
Other investments
FINAM (Amazon Investment Fund) - Nova Holanda	7,761	7,761	7,761	7,761
FINAM	32,285	32,285	32,285	32,285
FINOR (Northeast Investment Fund)	9,970	9,870	9,870	9,870
Provision for losses on tax incentives	(47,900)	(8,310)	(47,900)	(8,310)
Properties for future service use	-	-	8,731	8,837
Other investments	2,222	2,322	3,886	3,918
	4,338	43,928	14,633	54,361

	4,771,769	4,705,770	455,702	497,579

a) Affiliates and subsidiaries

				Consolidated
	Net equity
	of investee	Holding	Consolidated	investment

	2003	(%)	2003	2002
Affiliates
Sercomtel S.A. Telecomunicações	282,824	45.00	109,271	109,251
Goodwill			18,480	22,708
Sercomtel Celular S.A.	40,795	45.00	18,358	17,465
Goodwill			2,543	3,123
Tradener Ltda.	-	45.00	-	1,694
Dominó Holdings S.A. (*)	461,257	15.00	69,189	60,703
Escoelectric Ltda. (*)	2,331	40.00	932	661
Copel Amec S/C Ltda. (*)	649	48.00	312	353
Dona Francisca Energética S.A.	(18,845)	23.03	-	(3,507)
Advances for capital increases			-	2,994
Carbocampel S.A. (*)	596	49.00	292	363
Braspower International Engineering S/C Ltda.(*)	(524)	49.00	-	244
Advances for capital increases			159	-
Centrais Eólicas do Paraná Ltda. (*)	4,101	30.00	1,230	1,039
Foz do Chopim Energética Ltda. (*)	35,882	35.77	12,835	8,265
UEG Araucária Ltda. (**)	(64,025)	20.00	-	-
Advances for capital increases			141,899	140,524
Campos Novos Energia S.A.- Enercan (*) (***)	-	16.73	-	42,659
Advances for capital increases			-	10,877
Elejor - Centrais Elétricas Rio Jordão S.A. (***)	114,824	35.00	35,414	5,000
Onda Provedor de Serviços S.A. (*)	(307)	24.50	-	135
			410,914	424,551
Subsidiaries
Companhia Paranaense de Gás - Compagas (**)	57,164	51.00	30,155	18,667
			30,155	18,667

			441,069	443,218

(*) Unaudited	(**) Audited by other independent auditors	(***) In pre-operating stage

Investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. include goodwill of R$ 18,480 and R$ 2,543, respectively. This goodwill is being amortized at the annual rate of 10 percent, which produced an effect of R$ 4,808 in 2003 (R$ 4,228 and R$ 580) and the same amount in 2002. Goodwill paid on the investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. was based on the expected future return to be generated by these investments and the amortization over ten years, at the annual rate of 10 percent, resulted from the evaluation of the return on the investments based on discounted cash flows.

On December 18, 2003, the Company entered into an agreement with Triunfo Participações e Investmentos S.A. under which Copel commits to sell 30 percent of the common shares held in Elejor – Centrais Elétricas Rio de Jordão S.A. Accordingly, the Company will hold 70 percent of the shareholding control of this venture.

In November 2003, the Company entered into an agreement with Enercan under which Copel commits to sell it shareholding in this company (16.73%). This transaction was submitted for the appreciation of ANEEL and was approved by Resolution No. 53 of February 17, 2004.

17. Property, Plant and Equipment

	Restated cost	Accumulated depreciation	Net	Consolidated Net

			2003	2002
In use
Generation	4,192,568	(1,283,651)	2,908,917	2,962,380
Transmission	1,232,729	(371,636)	861,093	838,091
Distribution	2,890,580	(1,326,689)	1,563,891	1,532,318
Telecommunications	238,980	(83,088)	155,892	130,196
Holdings	402	(166)	236	288
	8,555,259	(3,065,230)	5,490,029	5,463,273
Construction in progress
Generation	175,123	-	175,123	211,045
Transmission	93,118	-	93,118	81,029
Distribution	184,498	-	184,498	201,290
Telecommunications	10,628	-	10,628	10,939
Holdings	5	-	5	-
	463,372	-	463,372	504,303
	9,018,631	(3,065,230)	5,953,401	5,967,576
Special liabilities (a)
Transmission			(7,140)	(7,140)
Distribution			(670,383)	(626,274)
			(677,523)	(633,414)

			5,275,878	5,334,162

Under Articles 63 and 64 of Decree 41.019, of 1957, assets and premises used to generate, transmit, distribute, and sell electric energy are attached to these services and cannot be withdrawn, sold, assigned, or pledged in guarantee without the prior written consent of the Regulatory Agency. ANEEL Resolution No. 20/1999 regulates the disassociation of assets of the concessions of the Public Electric Energy Utilities, by granting prior authorization to disassociate assets not used in the concession, when intended for sale. This Resolution also determines that the proceeds from the sale be deposited in a blocked bank account and invested in the concession.

The main depreciation rates, as set forth by ANEEL Resolution No. 44/1999 and Ministry of Communications Ordinance 96, of 1995, are as follows:

%

Equipment	10.0
Reservoirs, dams and water mains	2.0
System structure and conductor, and power transformer (transmission)	2.5
System structure and conductor, and transformer (distribution)	5.0
Capacitors and distribution switches	6.7
Energy and transmission equipment (telecommunications)	10.0
Overhead and underground cables, wiring and private switching center	10.0

a) Special liabilities

These liabilities refer to obligations linked to the electric energy utility concession and represent funds provided by the Federal Government and consumers, as well as donations for which there are no obligations of any returns to the donors, as well as subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, to be settled at the end of the concessions.

b) Electric Energy Universalization Plans

ANEEL established, through Resolution No. 223, of April 29, 2003, the overall conditions for preparing the Electric Energy Universalization Plans intended to supply new consumer households or increase capacity. This Resolution regulates the provisions of Articles 14 and 15 of Law 10.438, of 2002, and defines the responsibilities of the concessionaires and authorized electricity distribution utilities. At December 31, 2003, R$ 827 of an aggregate of R$ 4,083 recorded for refund to consumers had not yet been distributed.

c) Inventory taking of property, plant and equipment

The Company takes periodic physical inventories of all its assets, distributed within its concession area.

18. Loans and Financing

As mentioned in Note 15, the balance of Company loans and financing refers to obligations with financial institutions passed on to wholly owned subsidiaries, the transfers of which are being formalized. The balance comprises:

	Current portion		Long-term		Company
	Principal	Interest	Principal	Total	Total

				2003	2002
Foreign currency
Eurobonds (1)	-	7,160	433,380	440,540	538,751
National Treasury Department (3)	13,617	1,738	161,572	176,927	223,317

	13,617	8,898	594,952	617,467	762,068

Consolidated loans comprise:

	Current portion		Long-term		Company
	Principal	Interest	Principal	Total	Total

				2003	2002
Foreign currency
Eurobonds (1)	-	7,160	433,380	440,540	538,751
IDB (2)	27,805	5,026	182,860	215,691	277,704
National Treasury Department (3)	13,617	1,738	161,572	176,927	223,317
Banco do Brasil (4)	6,679	700	33,417	40,796	52,472
Eletrobrás (5)	-	5	87	92	5,741
	48,101	14,629	811,316	874,046	1,097,985
Local currency
Eletrobrás (5)	39,427	11	368,764	408,202	447,174
BNDES (6)	5,165	49	5,165	10,379	14,789
Banestado (7)	1,023	3	157	1,183	2,295
FINEP (8)	-	-	-	-	3,839
Other banks (9)	86	5	1,090	1,181	3,224
Fundação Copel (10)	-	-	-	-	16,143
	45,701	68	375,176	420,945	487,464

	93,802	14,697	1,186,492	1,294,991	1,585,449

(1) Eurobonds – Issue of Eurobond Notes on May 2, 1997 maturing on May 2, 2005, equivalent to US$150,000, bearing interest of 9.75% paid semi-annually, starting on November 2, 1997. The agreement contains the following restrictive clause:

  The EBITDA/financial expenses ratio (consolidated) should be, at least, 2.5; and the total debt/EBITDA ratio should not exceed 3.25 (consolidated).

(2) IDB (Interamerican Development Bank) – Loan to the Segredo hydroelectric power plant and Rio Jordão deviation project, released starting January 15, 1991, totaling US$ 135,000. The principal, the first portion of which was paid on January 15, 1997, and interest are due semi-annually to 2011. Interest is calculated according to the IDB fund raising rate, which in the second half of 2003 was 4.85% per annum (p.a.). The loan is secured by mortgages and liens, in addition to the co-guarantee by the Federal Government. The agreement has the following restrictive clauses which are being fulfilled by the Company:

  Take appropriate measures to obtain tariffs which can cover all operating costs;

  The Company is forbidden to buy its own shares and distribute any portion of its capital without the Bank’s prior authorization;

  During project execution, the Company cannot raise other long-term funds if the overall liquidity is lower than 1.5, without the financing institution’s prior authorization;

  Liquidity ratio of 1.2, i.e. the relationship between current assets and the total commercial and bank loans, excluding long-term debts and dividends to be reinvested;

  Long-term debt on shareholders’ equity ratio should not exceed 0.9.

(3) National Treasury Department – The rescheduling of medium- and long-term debt, signed on May 20, 1998, comprising financing granted under Law 4.131/62, is shown below:

Bond type	Maturity (years)	Final maturity	Grace period (years)	Consolidated

				2003	2002
Par Bond (a)	30	15.04.2024	30	46,085	56,361
Capitalization Bond (b)	20	15.04.2014	10	41,350	50,569
Debt Conversion Bond (c)	18	15.04.2012	10	37,024	45,409
Discount Bond (d)	30	15.04.2024	30	31,919	39,126
El Bond - Interest Bonds (e)	12	15.04.2006	3	7,817	13,413
New Money Bonds (f)	15	15.04.2009	7	6,317	9,151
FLIRB (g)	15	15.04.2009	9	6,415	9,288

				176,927	223,317

The annual interest rates and repayments are as follows:

a) Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. to final maturity, with a single repayment at the end of the agreement.

b) Capitalization Bond – Interest equivalent to 4.0% p.a. in the first year and 8.0% p.a. to final maturity, repayable in 21 semi-annual installments, starting April 2004.

c) Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments, starting April 2004.

d) Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a single repayment at the end of the agreement.

e) El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments, starting April 1997.

f) New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments, starting April 2001.

g) FLIRB – Interest equivalent to 4.0% to 5.0% p.a. in the first years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year to the end of the agreement, repayable in 13 semi-annual installments, starting April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the nonpayment of any financing installment, the credits that were made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For Discount Bonds and Par Bonds, there are collateral deposits of R$ 10,690 and R$ 15,217 (R$ 10,981 and R$ 16,233, at December 31, 2002), respectively, recorded in long-term receivables, under other receivables (Note 13).

(4) Banco do Brasil S.A. – Agreements denominated in Japanese yen, for the gas-insulated substation – Salto Caxias, repayable in 20 semi-annual installments, starting March 7, 2000, bearing interest of 2.8% p.a. The debt is guaranteed by COPEL’s revenues.

(5) Eletrobrás - Loans derived from the Eletrobrás Financing Fund (FINEL) and the Global Reversal Reserve (RGR) to expand the generation, transmission and distribution systems. Repayment started in June 30, 1996 and the last payment is due in August 2021. Interest of 5.5% to 6.5% p.a. and repayments of principal are in monthly installments, adjusted by the Eletrobrás Financing Rate (FINEL) and Federal Reference Unit (UFIR) indices. The contract transferred to COPEL Distribuição, using IBRD funds, bears interest at 6.49% p.a. paid semi-annually; this loan is collateralized by the Federal Government.

(6) BNDES – Loan to finance the Deviation of the Jordan River, repayable in 99 monthly installments, starting October 15, 1997. Interest is based on the TJLP (long-term interest rate) (limited to 60 percent) plus a 6% p.a. spread. The loan is collateralized by COPEL revenues.

(7) Banco Banestado S.A. – Urban Development Fund contracts, entered into on December 2, 1996 and July 23, 1998, repayable in 96 monthly installments under the Price repayment method, after a grace period of 12 months, and adjustments based on the monthly Referential Rate (TR) and interest of 8.5% p.a.

(8) FINEP – Agreement entered into on December 13, 1996 to finance the Company’s laboratory equipment. The loan is repayable in 49 monthly installments, starting December 15, 1999, indexed to the TJLP (limited to 60 percent) and bearing interest of 6% p.a. The loan, guaranteed by the State of Paraná, was settled on September 15, 2003.

(9) Other banks – Loans with commercial banks to finance the purchase of electrical components, investments in distribution and transmission works, and used to renegotiate part of the Company’s debts. These loans bear interest of 4% to 6% p.a., indexed to the TJLP and IGP-M (General Price Index – Market) are guaranteed by liens on Company revenue.

(10) Fundação Copel – Purchase of Fundação Copel buildings. The contract requires the payment of the loan in 30 monthly installments, starting April 30, 2001, calculated base on the Price repayment method, and the loan bears real interest equivalent to 6% p.a. and monthly indexation to the National Consumer Price Index (INPC). This loan is guaranteed by promissory notes and a "forfeiture agreement". The loan was settled on September 30, 2003.

a) Breakdown of loans and financing by currency and index:

Currency (equivalent in R$) / Index		Consolidated

	2003	%	2002	%
Foreign currency
U.S. dollar	617,559	47.69	767,809	48.43
Yen	40,796	3.15	52,472	3.31
IDB – currency basket	215,691	16.66	277,704	17.52
	874,046	67.50	1,097,985	69.26
Local currency
TR – Brazilian Reference Interest Rate	1,183	0.09	2,296	0.14
URBNDES and TJLP- Long-term Interest Rates	11,559	0.89	20,778	1.31
IGP-M – General Market Price Index	-	0.00	1,072	0.07
UFIR – Fiscal Reference Unit	13,220	1.02	20,939	1.32
FINEL – Eletrobrás Financing Rate	394,983	30.50	426,236	26.88
INPC - National Consumer Price Index	-	0.00	16,143	1.02
	420,945	32.50	487,464	30.74

	1,294,991	100.00	1,585,449	100.00

b) Variations in foreign currencies and index rates used in the Company’s loans and financing:

Currency/index	Change (%)

	2003	2002
U.S. dollar	(18.23)	52.27
Yen	(9.30)	68.18
IDB – currency basket	7.35	7.17
TR	4.57	2.85
URBNDES	5.26	3.71
IGP-M	8.71	25.30
FINEL	1.70	4.68
INPC	10.38	14.74

c) Maturity of the long-term portion:

	Foreign currency	Local currency	Consolidated

			2003	2002
2004	-	-	-	101,276
2005	481,823	42,926	524,749	628,498
2006	46,884	37,078	83,962	90,685
2007	45,328	35,754	81,082	87,241
2008	45,328	34,568	79,896	86,055
2009	44,176	29,794	73,970	81,121
2010	36,343	30,987	67,330	71,170
2011	22,279	29,794	52,073	55,247
2012	6,044	29,794	35,838	36,673
2013	3,877	29,794	33,671	36,673
After 2013	79,234	74,687	153,921	167,832

	811,316	375,176	1,186,492	1,442,471

In order to comply with the 2005 Investments and Debt Service Program, the Company is conducting studies and evaluations in order to raise funds by May next year, in addition to using own funds.

d) Changes in loans and financing:

	Foreign currency		Local currency		Consolidated
Balances	Current portion	Long-term	Current portion	Long-term	Total

At December 31, 2001	201,373	694,755	88,809	459,699	1,444,636
Inflows	-	-	-	-	-
Compound interest	-	-	-	6,370	6,370
Charges	82,137	-	43,423	-	125,560
Monetary and exchange variations	46,368	365,661	3,831	19,242	435,102
Transfers	32,988	(32,988)	70,268	(70,268)	-
Repayments	(292,309)	-	(133,910)	-	(426,219)
At December 31, 2002	70,557	1,027,428	72,421	415,043	1,585,449
Inflows	-	-	-	-	-
Compound interest	-	-	-	44	44
Charges	68,078	-	37,170	-	105,248
Monetary and exchange variations	(11,322)	(168,127)	1,708	6,776	(170,965)
Transfers	47,985	(47,985)	46,687	(46,687)	-
Repayments	(112,568)	-	(112,217)	-	(224,785)
At December 31, 2003	62,730	811,316	45,769	375,176	1,294,991

19. Debentures

The issue of simple debentures was completed on May 9, 2002 by the full subscription of the total amount of R$ 500,000, divided into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), effective for five years, maturing on March 1, 2007. The first series was repurchased on February 27, 2004 and the second series comprises a rescheduling clause, to be applied in March 2005.

The debentures are non-preferred (subordinated liability), jointly and severally collateralized by the wholly owned subsidiaries of COPEL and are nonconvertible into shares. These funds were used to settle the Euro-Commercial Paper and applied in the 2002-2004 program of investments in the wholly owned subsidiaries.

Interest of the 1st and 2nd series is equal to the Interbank Deposits (DI) rate [calculated and disclosed by the Central System for Custody and Financial Settlement of Securities (Cetip)], expressed as an annual percentage, base 252 days, compounded by a 1.75% p.a. spread. This interest will be paid semi-annually on the first business day of March and September. The nominal unit value of the 3rd series will bear interest as from the issue date, March 1, 2002, based on the IGP-M, prorated to the number of business days, plus interest of 13.25% p.a. Interest will be paid annually on the first business day of March, adjusted based on IGP-M, in a single installment, together with the principal.

At December 31, 2003, the balance of debentures was as follows:

	Current portion Principal / interest	Long-term Principal	Company and Consolidated

			2003	2002
Local currency
Debentures	157,859	506,761	664,620	628,844

	157,859	506,761	664,620	628,844

The Company transferred to COPEL Distribuição R$ 557,911 of the balance held (R$ 521,882, at December 31, 2002), pursuant to the transfer of loans and financing (Notes 15 and 43).

20. Suppliers

	Company		Consolidated

	2003	2002	2003	2002
Charges on use of electricity grid
Connection	-	-	2,073	1,761
Basic grid	-	-	34,359	20,720
Energy transportation	-	-	2,450	1,800
	-	-	38,882	24,281
Electricity suppliers
ANDE (Paraguay)	-	-	4,066	5,208
Eletrobrás (Itaipu)	-	-	68,741	80,621
Concessionaires - MAE (Note 38)	-	-	4,772	5,038
CIEN	-	-	63,000	100,198
CIEN - Long-term			272,000	6,326
Itiquira Energética S.A.	-	-	5,268	2,365
Dona Francisca Energética S/A	-	-	3,625	-
Other concessionaires	-	-	20,458	1,870
	-	-	441,930	201,626
Materials and services
UEG Araucária	-	-	-	3,836
Compagas (Note 31)	-	-	161,999	10,362
Other suppliers	485	364	30,173	15,103
Other suppliers - Long-term	-	-	889	-
	485	364	193,061	29,301

	485	364	673,873	255,208

Total current	485	364	400,984	248,882
Total long-term	-	-	272,889	6,326

Company management is renegotiating contracts, conducting studies, surveys, analysis, and audits to improve the currently effective contractual terms and conditions. Accordingly, on February 25, 2003, the Board of Directors authorized the suspension of payments on the following contracts:

a) Tradener Ltda. – Intermediation contract entered into with COPEL Distribuição and COPEL Geração, related to the sale of the electric energy surplus, entered into in 1998 and effective for 10 years.

There are legal actions in progress discussing the validity of the contract, as well as the withdrawal of the Company from the partnership. A civil action filed by the Public Prosecution Office challenges the legality of the service agreement entered into by Tradener and COPEL.

Since January 2003, the Company suspended the payment of commissions and awaits the court decisions because it understands that there is no intermediation in any of the energy purchase and sale contracts, and also because the issue is being analyzed as the payment of intermediation commissions on contracts between energy utilities is not permitted.

b) UEG Araucária Ltda. – Contract entered into with COPEL for the purchase of ensured power, at the nominal value of 484,7 MW, signed on May 31, 2000 and effective for 20 years, as form startup.

Under the purchase of the ensured power contract, and the operation and maintenance of a natural gas thermal power plant, COPEL and UEG Araucária agreed that the entire initial ensured power of the plant, of 484.7 MW, would be exclusively sold to COPEL.

The monthly amounts paid to December 2002 refer to an advance for future capital increase. Starting January 2003, payments were suspended by the new management because the validity of this contract is being challenged.

On April 1, 2003, UEG Araucária filed a claim against the Company in the Paris Court of Arbitration with the objective of obtaining an arbitration regarding the alleged nonperformance of the contract. On April 22, 2003, UEG Araucária sent to COPEL a notification terminating the contract.

On June 22, 2003, COPEL filed in the Paraná State courts an action claiming the annulment of the arbitration clause and was granted an injunction suspending the arbitration procedures, or otherwise subjecting the other party to a daily fine.

Based on the Legal Opinion of the Civil Law Institute (IDC), prepared by renowned jurists, Company management understands that this contract is null and void from a legal standpoint because it was not approved by ANEEL. Based on this definition and on the contract termination notification sent by UEG Araucária, COPEL is no longer liable for the unsettled monthly payments, whether prior or subsequent to the contract termination date.

Additionally, the opinion mentions that the payment of the value of the plant claimed in the arbitration request cannot be considered due before there is a final decision on the litigation by the Brazilian courts.

Company management, based on this legal opinion and on the understanding that the contract signed by the parties is null and void, chose to reverse the accrued monthly billings of the UEG Araucária contract at June 30, 2003.

On August 14, 2003, the Company filed an new lawsuit against UEG Araucária, called Anticipated Evidence Injunction, notified under No. 24.546/2003 with the 3rd District Tax Court of Curitiba, currently in the distribution and audit stage. The Company intends, in this manner, to have evidence in its favor that it is impossible to operate the plant in a continuous, safe, permanent manner. A court inspection will be carried out by an expert appointed by court based on prerequisites filed by the Company and UEG Araucária, who will issue a technical report containing his/her conclusions. The Company and UEG Araucária will appoint technical assistants to follow up on the inspection. These assistants will also issue their conclusions on the same prerequisites.

The preliminary hearing at the Arbitration Court, CCI, Paris, was held on February 22, 2004. This hearing was adjourned to April 15, 2004. On that occasion, COPEL reaffirmed its position that it will not accept the arbitration and noted that there is a decision by Brazilian courts nullifying the contract’s arbitration clause that supported the Paris proceedings.

c) Companhia de Interconexão Energética (CIEN) – On December 13, 1999, COPEL and CIEN reached a firm energy purchase commitment by entering into two contracts of 400 MW, totaling 800 MW of firm power and associated energy, to be made available by CIEN of 525 kV from Substation Itá (Santa Catarina).

In order to solve pending issues, on August 18, 2003, COPEL and CIEN renegotiated the “Memorandum of Understandings” in which the parties established the guidelines for the addenda to contracts 001/99 and 002/99.

These addenda comprise the following amendments to the original contracts: decrease in the contracted energy price; annual escalator based on criteria defined by the concession granting authority; decrease of contract period to 13 years from 20 years, with an option in 2005 to reduce contract termination to 2009, where this option would be free of charge for COPEL and burdensome for CIEN; reduction of the amounts of each contract by 50 percent; guarantees of receivables separate from the collection portfolio.

The renegotiation represented a change in the profile of disbursements, with a decrease of R$ 328,000 in payments, in 2003.

In addition to this effect, the following amounts were recognized in 2003: R$ 63,000 (current) and R$ 272,000 (long-term) in suppliers; and R$ 564,569 in expenses on electric energy purchased for resale (net of the R$ 89,930 reversal in 2002), R$ 17,177 in charges on use of electric grid, and R$ 7,286 in financial expenses. The Company paid R$ 336,463 to CIEN in 2003.

The addenda to formalize the agreement were signed on December 10, 2003 and approved by ANEEL on December 23, 2003.

d) Usina Hidrelétrica de Itiquira – Contract entered into in 1999 by COPEL Distribuição, with the intermediation of Tradener Ltda., related to sale through Tradener of assured power owned by Itiquira and not sold in the context of the MAE, effective for 10 years.

In July 2003, the Company signed an addendum to this contract – already approved by ANEEL – changing substantially the initial contractual terms and conditions. The agreed amount was reduced, Tradener was excluded as a consenting party, and the arbitration clause was also excluded and collateral changed.

e) Compagas – Agreement for sale of natural gas, signed in 2000, intended exclusively to be consumed by UEG Araucária to generate electric energy. The agreement period is 20 years, starting on the date the first supply was made (2002).

Because of the litigation initiated with UEG Araucária and the fact that the energy purchase agreement entered into by the Company with UEG was not approved by ANEEL, the Company suspended the payments related to the natural gas purchase agreement. (This natural gas would be the fuel of the power plant that is currently idle and there is no forecast as when and if the plant will operate again.)

The amount recorded in this account refers to the accrual of the natural gas volume guaranteed by the agreement signed by the parties on a take or pay basis. The agreement also prescribes that the amount paid can be recovered over a seven-year period, linked to the equivalent gas consumption. However, this recovery depends on the results of the Company discussions with the other shareholders of UEG Araucária, as mentioned in item “b” of this Note.

21. Payroll and Labor Accruals

	Company		Consolidated

	2003	2002	2003	2002
Payroll
Payroll, net	-	75	16,439	93
Taxes and social contributions	151	115	10,680	9,148
Payments to third parties	-	1	-	1
	151	191	27,119	9,242
Labor accruals
Vacation pay and 13th salary	-	-	33,601	27,843
Payroll charges on vacation pay and 13th salary	-	-	11,037	8,044
	-	-	44,638	35,887

	151	191	71,757	45,129

22. Post-Employment Benefits

The company’s subsidiaries sponsor Fundação Copel which administers retirement pension plans (“Pension Fund”) and a medical and dental assistance plan (“Health Care Plan”) offered to their current and former employees and their dependants. Both the sponsors and the beneficiaries make contributions to the fund and plan based on actuarial calculations prepared by independent actuaries, according to the current regulations applicable to closed-end supplementary pension entities in order to raise sufficient funds to cover obligations of future benefits.

With the formation of the wholly owned subsidiaries in 2001, the balance of the debt related to the change in plan (Pension Plan III) in 1998, restated to that date, was transferred to these companies and financed in 210 monthly installments, indexed to the INPC and bearing annual interest of 6% p.a., repayable beginning August 1, 2001. With the guarantee of these contracts, the sponsors authorized Fundação Copel to block the bank current accounts held by them and the Company was appointed as co-guarantor of any deficit arising from the benefits granted.

The Company adopts the accounting practices set forth by CVM Deliberation No. 371, of 2000, to record the costs of the pension fund and the health care plan, as well as the charges on the debt assumed by Plan III (Note 30).

23. Regulatory Charges

	Consolidated

	2003	2002
Global Reversal Reserve (RGR)	4,947	4,300
RGR - 2001 differences - current	7,347	809
RGR - 2003 differences - long-term	1,588	2,973
Financial settlement - water resources	6,229	9,254
Fuel Consumption Account (CCC)	3,546	12,697
Energy development Account (CDE)	6,159	-
Inspection fee - ANEEL	465	565
Taxes - FUST and FUNTEL	12	14
Emergency capacity charges	21,401	11,640

	51,694	42,252

Total current	50,106	39,279
Total long term	1,588	2,973

24. Consumers and Other Payables

	Company		Consolidated

	2003	2002	2003	2002
Consumers
Public lighting charge collected	-	-	17,998	11,063
Energy presale	-	-	108	568
Low-income consumers	-	-	827	7,071
Advances from customers - ICMS credit	-	-	3	5,161
Consumers - other	-	-	2,218	2,455
	-	-	21,154	26,318
Other payables
Guarantees	-	-	270	75
Mandatory loan - Eletrobrás	-	-	-	2,930
Insurance company - Premium payable	-	-	1,491	1,669
Other liabilities	124	138	1,594	3,622
	124	138	3,355	8,296

	124	138	24,509	34,614

25. Provisions for Contingencies

The Company is a party to several labor claims, tax suits, and civil actions filed with different courts. Company management, based on the opinion of its legal counsel, decided to maintain a provision for contingencies relating to litigation where the chances of unfavorable outcomes are probable.

Considering that legal counsel deemed to apply new procedures to analyze litigation, Company management decided to maintain the provision that was already constituted.

Judicial deposits (Assets - long-term)			Provisions (Liabilities - long-term)
	Consolidated		Company		Consolidated

	2003	2002	2003	2002	2003	2002
Labor	28,017	18,670	-	4,166	88,114	78,270
Civil:
Consumers	6	6	-	-	17,264	14,989
Land expropriation	5,115	4,331	-	-	53,127	53,127
IUEE - municipalities	-	-	-	-	7,374	7,374
Tax:
COFINS (a)	-	-	197,549	197,549	197,549	197,549
PASEP	33,493	30,513	33,711	30,731	33,711	30,731
INSS (b)	40,959	38,245	-	-	11,165	10,001
Other judicial deposits	4,795	3,794	-	-	-	-

	112,385	95,559	231,260	232,446	408,304	392,041

a) COFINS

On August 18, 1998, the Federal Court of Appeals, 4th Region issued a decision granting COPEL immunity from the COFINS social contribution levied on electric energy operations. On August 10, 2000, the Federal Government filed a claim to annul this judgment. The Company was subpoenaed on November 21, 2000, which started the discussion as to whether this claim could be filed. On December 14, 2000, the case was sent to the Judge containing an objection by COPEL based on conclusive opinions of renowned jurists on the lack of basis for the claim to annul the judgment. Conservatively, management decided to maintain the provision for contingency only in the amount of the principal being discussed, without interest.

This provision was not included in REFIS because the Company considers it has probable chances of a favorable outcome, based on the opinion of several jurists.

b) INSS

In addition to deposits related to accrued third-party payments, court deposits involving Social Security (INSS) include other lawsuits involving the Company that are being challenged and supported by appeal deposits.

26. Shareholders’ Equity

a) Capital

At December 31, 2003, capital amounted to R$ 2,900,000 and shares (without nominal value) are distributed as follows among the main shareholders:

Thousands of shares
Shareholders	Common		Preferred "A"		Preferred "B"		Total

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	28,210,943	22.0	66,509,718	24.3
Custody in SE (Brazil)	19,236,434	13.3	121,838	30.1	58,462,380	45.6	77,820,651	28.4
Custody in SE (ADR's)	327,926	0.2	-	-	41,391,163	32.3	41,719,089	15.2
Municipalities	184,295	0.1	14,715	3.6	-	-	199,011	0.1
Other shareholders	424,278	0.3	269,059	66.3	140,559	0.1	833,895	0.3

	145,031,081	100.0	405,612	100.0	128,218,684	100.0	273,655,376	100.0

Each share entitles its holder to one vote in General Meetings.

Class “A” preferred shares do not have any voting rights, however, they have priority in the reimbursement of capital and the right to annual, non-cumulative, dividends of 10 percent calculated on capital represented by these class shares.

Class “B” preferred shares do not have any voting rights, however, they have priority in the minimum dividends, calculated based on 25 percent of net income, adjusted as prescribed by corporate legislation and the Company’s by-laws. The dividends that are assured to class “B” shares have priority only over common shares, paid using the remaining net income after the payment of preferred dividends to class “A” shares.

Under Article 17 and paragraphs, of Law 6.404/1976, dividends paid to preferred shares must be at least 10 percent higher than those attributed to common shares.

b) Capital reserves

Company

	2003	2002
Donations and investment grants	702	697
Result Account for Offset (CRC)	790,555	790,555
Other	26,036	26,036

	817,293	817,288

c) Revenue reserves

Company

	2003	2002
Legal reserve	165,995	157,438
Investment reserve	974,942	851,348

	1,140,937	1,008,786

The legal reserve is constituted based on 5 percent of net income for the year, limited to 20% percent of capital.

The investment reserve arises from the retention of net income remaining after legal and statutory distributions, and is required to ensure the Company’s future investment programs. This reserve was also used to offset the 2002 net loss.

d) Interest on capital in the year

Company

2003
Net income for the year	171,137
Tax effects at COPEL for the option to pay interest on capital	(14,479)
Net income for the year without tax effects of interest on capital	156,658
Theoretical reserve on income above	(7,833)
Calculation base of minimum dividends	148,825
Mandatory minimum dividends (25%)	37,206
Withholding tax on interest on capital (*)	4,493
Adjusted mandatory minimum dividends calculated considering withholding tax effects	41,699
Excess over mandatory minimum dividends	885
Appropriated interest on own capital	42,584

( * ) Tax is not withheld on interest on capital paid to immune shareholders. So, the actual rate is 10.55% in 2003.

In accordance with corporate legislation, interest on capital was recorded under financial expenses, and, for financial statements purposes, is presented as a distribution of net income for the year. In the statement of income, its reversal was effected against financial expenses, as prescribed by CVM.

27. Operating Revenues

Consolidated

	2003	2002
Consumers
Residential	1,365,309	1,221,145
Industrial	1,172,135	1,053,648
Commercial	724,652	634,945
Rural	166,748	145,872
Public entities	116,423	98,655
Public lighting	106,265	98,058
Utility service	84,941	76,189
	3,736,473	3,328,512
Electric energy sales
Initial contracts	27,797	27,917
Bilateral agreements	217,626	49,084
Current	3	870
Actual sales - MAE (Note 37)	88,731	115,751
	334,157	193,622
Grid availability revenues
Electric grid	14,605	354
Basic grid	97,369	147,390
Connection grid	144	131
	112,118	147,875
Telecommunications revenues
Data communications and telecommunications services	32,212	32,655
	32,212	32,655
Other operating revenue
Services	17,390	18,271
Rents	28,566	25,805
Subsidy - CCC	9,892	7,496
Charged service	7,046	6,946
Other revenue	1,588	1,141
	64,482	59,659

	4,279,442	3,762,323

28. Deductions from Operating Revenues

Consolidated

	2003	2002
Taxes and contributions on revenue
COFINS	157,150	143,900
PASEP	36,729	31,484
ICMS	919,151	829,309
ISSQN	1,199	1,039
	1,114,229	1,005,732
Consumer charges
RGR quota	68,000	51,486
Emergency capacity charges	106,391	36,554
	174,391	88,040

	1,288,620	1,093,772

29. Personnel Expenses

	Company		Consolidated

	2003	2002	2003	2002
Wages and salaries	2,415	2,625	280,805	260,324
Payroll charges	635	717	94,989	87,492
Food and tuition allowances	-	-	23,094	20,169
Labor and severance indemnities	-	-	16,931	27,792
Profit sharing (Note 41)	-	-	16,000	-
(-) Transfers to construction in progress	-	-	(31,516)	(33,409)

	3,050	3,342	400,303	362,368

30. Pension Fund and Health Care Plan

Company subsidiaries sponsor retirement pension plans (“Pension Fund”) and a medical and dental assistance plan (“Health Care Plan”) offered to their current and former employees and their dependants.

Pension fund

The current Pension fund for the companies’ employees is originated from a “defined benefit” plan, which was changed into a new “defined contribution” pension plan in 1998, called “Pension Fund III”.

Because of the change in the former pension plan, the participants’ prorated right generated a debt assumed by, and recorded in the financial statements of, COPEL, as the single sponsor of the plan, repayable in 240 monthly installments, beginning on February 1, 1999, indexed to the INPC and bearing annual interest of 6% p.a.

With the formation of wholly-owned subsidiaries on July 1, 2001, the debt balance restated to that date, was formally transferred to these companies, individually separated based on their respective employees on the base date for calculating liabilities, i.e. December 31, 1997, to be paid in 210 monthly installments, indexed to the INPC and bearing annual interest of 6% p.a., beginning August 1, 2001. As a guarantee, the sponsors authorized Fundação Copel to block bank current account balances held by these companies.

Because of these new, individual agreements, the agreement entered into by the Fundação and the Company as the original sponsor, was terminated and the parties fully waived any rights or obligations arising thereon. However, the Company was appointed as co-guarantor of any deficit arising from the benefits granted.

Health care plan

Until August 2001, the Company provided medical care to its employees and their dependants. These benefits were administered by Fundação Copel. From then on, the Company and its subsidiaries implemented a health care plan for their employees and dependants called “Plano Pró-Saúde”, funded by the monthly contributions of both parties – sponsors and employees – calculated based on actuarial criteria and current regulations applicable to this type of health care plan.

CVM Deliberation No. 371/2000 – Accounting for employee benefits

The accounting practice adopted by the Company to account for costs of the pension fund and the health care plan, and charges on the debt assumed with Plan III, was to expense them as incurred.

After the enactment of CVM Deliberation No. 371, of 2000, approving the Brazilian Institute of Independent Auditors (IBRACON) Pronouncement on Accounting For Employees Benefits, new accounting practices for calculating and disclosing the effects of benefits were created and must necessarily be applied to years starting on or after January 1, 2002.

As the pension fund obligation related to the prorated right of employees, because of the above mentioned change in pension plans, had already been recognized since 1998, to meet CVM Deliberation No. 371/2000, in 2001, the Company and its subsidiaries only adjusted this obligation balance, amounting to R$ 72,857 (Note 15), then stated at its historic amount, restated pursuant to contractual provisions, net of monthly amortization made to that date.

In the case of the Health Care Plan, Company subsidiaries chose to recognize the related obligation on July 1, 2001, calculated under the criteria set forth by CVM Deliberation No. 371/2000, net of income tax and social contribution, amounting to R$ 159,949, directly charged to shareholders’ equity.

In order to permit the implementation of, and ensure the financial guarantees to, the new Pró-Saúde Plan, the Company’s wholly owned subsidiaries contributed with funds as calculated by the actuary specially hired by Fundação Copel. These funds were recorded as a contra entry to the obligation recognized on July 1, 2001.

The consolidated amounts recognized in the balance sheet at December 31, 2003, under post-employment benefits, are summarized below:

	Pension fund	Health care plan	Consolidated
			Total	Total

			2003	2002
Totally or partially covered liabilities	2,186,092	336,442	2,522,534	2,270,232
Actuarial (gains) losses for amortization	64,123	(70,668)	(6,545)	(180,006)
Plan fair value	(1,797,640)	(23,050)	(1,820,690)	(1,409,772)
Total actuarial liability balance	452,575	242,724	695,299	680,454
Unrecognized actuarial asset (liability)	(34,487)	(2,744)	(37,231)	(17,104)

	418,088	239,980	658,068	663,350

Total current	81,299	10,874	92,173	67,445
Total long-term	336,789	229,106	565,895	595,905

In 2003, the expense incurred with the pension fund and the health care plan was as follows:

	Pension fund	Health care plan	Consolidated
			2003	2002

Post-employment period	65,812	26,783	92,595	75,203
Active employees	-	13,595	13,595	13,217

	65,812	40,378	106,190	88,420

The cost estimate for each plan for 2004 and 2003, calculated according to the actuarial criteria set forth by CVM Deliberation No. 371/2000, is as follows:

	Pension fund	Health care plan	Consolidated
			Total	Total

			2004	2003
Cost of current service	3,938	6,119	10,057	8,509
Estimated interest cost	216,992	34,041	251,033	225,795
Expected return on plan assets	(180,700)	(2,340)	(183,040)	(141,336)
Estimated employee contributions	(404)	-	(404)	(373)
Amortization of gains and losses	-	2,876	2,876	-

Total estimated	39,826	40,696	80,522	92,595

Actuarial assumptions applied in the calculation of obligations and costs for 2004 and 2003 were as follows:

Consolidated

Economic
Inflation rate	4.00%
Expected discount/return rates	10.24%
Salary increase rate	6.08%
Health care cost increase rate	7.12%
Demographic
Mortality table	GAM-1971
Disabled people mortality table	RRB-1944
Disability entry table	RRB-1944

31. Material and Inputs Used in Energy Generation

	Company		Consolidated

	2003	2002	2003	2002
Material
Material used in the electric system	-	-	13,308	9,504
Fuel and vehicle parts	-	-	16,205	13,756
UEG Araucária - materials	-	-	-	8,267
Other materials	78	3	15,662	15,408
	78	3	45,175	46,935
Inputs used in energy generation
Purchase of gas - Compagás	-	-	193,087	28,948
Purchase of power - UEG Araucária	-	-	-	76,719
Fuel for electric energy generation	-	-	12,206	7,496
Other inputs	-	-	938	377
	-	-	206,231	113,540

	78	3	251,406	160,475

32. Electric Energy Purchased for Resale

Consolidated

	2003	2002
ANDE (Paraguay)	11,561	13,816
Eletrobrás (Itaipu)	395,664	425,476
CIEN	564,569	368,983
Dona Francisca Energética S.A.	32,336	-
Itiquira Energética S.A.	39,220	4,283
MAE	21,150	(36,843)
Other concessionaires	25,892	23,572

	1,090,392	799,287

33. Regulatory Charges

Consolidated

	2003	2002
Fuel Consumption Account (CCC)	123,748	122,443
Amortization of CVA deferral	2,047	2,047
Financial settlement - water resources	43,356	41,206
Inspection fee - ANEEL	6,019	6,977
Energy development Account (CDE)	43,445	-
Taxes - FUST and FUNTEL	165	281

	218,780	172,954

34. Other Operating Expenses

	Company		Consolidated

	2003	2002	2003	2002
FNDCT	-	-	5,144	2,423
Insurance	12	3	15,723	10,139
Taxes	11	-	14,522	11,933
Rents and leases	22	-	13,321	15,733
Provision for contingencies	1,606	1,165	4,200	1,165
Allowance for doubtful accounts - cons. and resellers (Note 8)	-	-	17,349	69,744
Allowance for doubtful accounts - services to third parties	-	-	119	2,696
Donations, contributions and grants	8	574	1,276	8,479
Own consumption of electric energy	-	-	3,650	4,772
Indemnities	5	10	2,433	1,013
Reversal of ICMS credits	-	-	-	39,600
Expense recovery	(18)	(79)	(22,233)	(23,668)
ICMS credit - fixed assets - 1991/1996	-	-	-	(79,584)
Reversal of estimated MAE billing	-	-	-	57,297
Accrued REFIS interest	62,185	-	62,185	-
General expenses	849	22	11,276	16,287

	64,680	1,695	128,965	138,029

35. Equity in Results of Investees

Equity in Results of Investees

	Company		Consolidated

	2003	2002	2003	2002
Equity in results of investees
COPEL Geração S.A.	217,967	(105,640)	-	-
COPEL Transmissão S.A.	121,524	86,938	-	-
COPEL Distribuição S.A.	(75,671)	(50,551)	-	-
COPEL Telecomunicações S.A.	2,143	5,765	-	-
COPEL Participações S.A.	47,771	(38,029)	-	-
Subsidiaries and affiliates (a)	-	-	36,472	(29,522)
	313,734	(101,517)	36,472	(29,522)
Interest in other investees
Dividends	66	53	66	156
Goodwill amortization
Sercomtel S.A. Telecomunicações	-	-	(4,228)	(4,228)
Sercomtel Celular S.A.	-	-	(580)	(580)
	66	53	(4,742)	(4,652)

	313,800	(101,464)	31,730	(34,174)

a) Equity in results of investees – affiliates and subsidiaries

Investee net income (loss)		Holding	Consolidated Equity in results of investees

	12.31.2003	(%)	12.31.2003	12.31.2002
Sercomtel S.A. Telecomunicações	3,927	45.00	1,767	(4,266)
Sercomtel Celular S.A.	4,730	45.00	2,128	772
Tradener Ltda.	-	45.00	-	1,099
Dominó Holdings S.A.	88,243	15.00	13,236	7,007
Escoelectric Ltda.	453	40.00	181	(64)
Copel Amec S/C Ltda.	(134)	48.00	(64)	(129)
Dona Francisca Energética S.A.	(3,616)	23.03	-	(37,195)
Carbocampel S.A.	(145)	49.00	(71)	58
Braspower S/C Ltda.	(1,022)	49.00	(244)	(10)
Centrais Eólicas do Paraná Ltda.	638	30.00	192	70
Foz do Chopim Energética Ltda.	12,775	35.77	4,570	2,517
UEG Araucária Ltda.	(106,370)	20.00	(84)	(116)
Onda Provedor de Serviços S.A.	(903)	24.50	(135)	(189)
Companhia Paranaense de Gás - Compagas	29,404	51.00	14,996	1,094
Companhia Nacional de Intervias	-	50.00	-	(170)

			36,472	(29,522)

The executive committee of the Company authorized subsidiary COPEL Participações to take the measures required to sell its interest in Tradener. Therefore, this investment is accounted for in the long-term assets and rights for sale account (Note 13).

36. Financial Income

	Company		Consolidated

	2003	2002	2003	2002
Financial income
Income on financial investments	7,583	36,926	67,960	57,257
Interest and commissions	6,363	6,153	73,245	59,708
Monetary variances	(2)	877	73,774	190,254
Arrears charges on energy bills	-	-	59,836	34,830
( - ) Taxes and social contributions on financial income	(10,683)	(4,085)	(23,861)	(16,010)
Monetary restatement - CVA	-	-	35,950	-
Other financial income	3,946	774	35,716	23,135
	7,207	40,645	322,620	349,174
Financial expenses
Interest on loans and financing	24,024	14,469	209,273	188,851
Monetary and exchange variances	-	-	(119,591)	505,128
Interest on tax installments	3,035	11,628	3,036	11,628
Interest on derivative transactions	-	-	33,724	-
Other financial expenses	1,026	5,563	49,437	58,200
	28,085	31,660	175,879	763,807

	(20,878)	8,985	146,741	(414,633)

37. Tariff Adjustments

a) Annual tariff adjustment

ANEEL approved, through Resolution No. 284, of June 23, 2003, electric energy tariffs chargeable to the Company’s end consumers, established the annual revenue of the connection plant, set the annual amount of the electric energy inspection service fee, and the tariffs for the use of distribution plants.

The tariff increase applies since June 24, 2003, with an average increase of up to 25.27%.

As disclosed in the Material Event published on June 27, 2003, in order to mitigate the impacts of this increase for the Paraná consumers and avoid a possible decrease in consumption, reduce default, reward timely payments by consumers that pay their bills on the due date, and to attract new consumers, especially manufacturers, the Board of Directors of the Company analyzed, during the 60th Extraordinary Meeting held on August 26, 2003 and the 102nd Ordinary Meeting, of December 9, 2003, the granting of a discount on energy bills in the same amount of the increase authorized by ANEEL to performing consumers. This measure was also analyzed by the 159th Extraordinary General Meeting, of October 3, 2003, re-ratified by the 160th Extraordinary General Meeting, of November 13th 2003.

Starting January 2004, the Company decided to reduce the percentage of the discount offered to performing consumers. This decision resulted in an average increase of 15 percent in the total amount of energy bills.

b) Periodic tariff review

Electric energy utility concession contracts establish that ANEEL can periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar domestic and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs.

ANEEL Resolution No. 493, of 2002, establishes the methodology and the overall criteria used to define the payment base, for the periodic review of the tariffs charged by energy utility concessionaires.

COPEL's tariff review process is in progress since June 2003.

The calendar set by ANEEL establishes that the Company must disclose data on a number of aspects, such as, but not limited to, energy purchase and sale market, revenue, operating costs. This data is matched monthly with the data since the contract signature date (June 1999) and projected data for the test year period (June 2004-May 2005).

In conformity with Resolution 493, COPEL engaged, through a bidding procedure, a company certified by ANEEL to conduct an asset appraisal work for the payment base.

ANEEL will schedule for an appropriate date a public hearing to explain the assumptions adopted for the COPEL tariff adjustment.

The process is due to be completed by June 2004, when ANEEL will publish in the Official Gazette the new tariffs effective for the tariff period June 2004-May 2005.

38. Wholesale Energy Market (MAE)

COPEL Distribuição electric energy sale details, considered in the MAE accounting, were not recognized by the Company as effective and definite for 2000, 2001 and the first quarter of 2002. This data was calculated based on criteria and amounts set forth in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002. The Company challenged these decisions at the administrative level and in the courts.

The Company’s claim is basically based on the fact that the Decision and Resolution were applied retroactively to the date of operations, especially as regards the partial sale of its share of energy from Itaipu in the Southern and Southeastern submarkets to meet independent electricity supply bilateral agreements during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. At December 31, 2003, the estimated amount of the calculation differences was approximately R$ 410,000, not recognized by the Company in payables for spot market energy.

On August 27, 2002, the Company obtained a favorable injunction issued by the 1st Federal Region Court, intended to stay the settlement of the amount determined by ANEEL Decision No. 288 and Resolution No. 395.

Management, based on the opinion of its legal counsel, considers that there are good chances of a favorable outcome on these proceedings.

The accumulated balances related to transactions carried out by the Company, are as follows:

	COPEL Geração S.A.	COPEL Distribuição S.A.	Total	Consolidated Total

			2003	2002
Current assets (Note 7)
Up to December 2002	310	-	310	6,308
From October to December 2003	-	25,660	25,660	-
	310	25,660	25,970	6,308
Current liabilities (Note 20)
Up to December 2002	-	-	-	5,038
From October to December 2003	4,772	-	4,772	-
	4,772	-	4,772	5,038

Changes in spot-market energy amounts (MAE) in 2003, were as follows:

Consolidated
	Amount to be settled	Settlement	Appropriation	Amount to be settled

	12.31.2002			12.31.2003
Current assets (Note 7)
Up to December 2002	6,308	(5,998)	-	310
From January to March	2003	-	(8,115)	8,115	-
From April to June 2003	-	(8,166)	8,166	-
From July to September 2003	-	(23,587)	23,587
From October to December 2003	-	(12,273)	37,933	25,660
	6,308	(58,139)	77,801	25,970
Current liabilities (Note 20)
Up to December 2002	5,038	(16,807)	11,769	-
From January to March	2003	-	(3,977)	3,977	-
From April to June 2003	-	(8,691)	8,691	-
From July to September 2003	-	(1,720)	1,720	-
From October to December 2003	-	-	4,772	4,772
	5,038	(31,195)	30,929	4,772

	1,270	(26,944)	46,872	21,198

On June 24, 2003, after the completion of the audit work, MAE issued a communication approving the new calendar for the settlement of the remaining 50 percent regarding transactions carried out from December 2000 to December 2002. This settlement was made on July 3, 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts can be subject to changes depending on the decisions on the ongoing lawsuits filed by some industry companies and the interpretation of COPEL of the current market rules. The companies that were not included in the rationing area were granted an injunction that nullifies ANEEL Decision No. 288, of May 16, 2002, the purpose of which was to explain to industry companies the treatment and the application of some MAE accounting rules included in the Overall Electricity Industry Agreement.

39. Financial Instruments

Company management carried out, through a derivatives policy, currency hedge transactions against the effects of foreign exchange differences on US dollar-denominated liabilities.

At December 31, 2003, the nominal outstanding the amount of derivatives was R$ 444,383, where the Company has an asset position corresponding to exchange variances and a liability position in relation to the percentage variation of the Interbank Deposit Certificate (CDI).

The book value of this financial instrument is restated according to contractual rates. At December 31, 2003, the R$ 33,724 the unrealized loss on these transactions which were intended to minimize Company exposure to foreign exchange differences, was expensed.

Market value of financial instruments

The market value of the main Company financial instruments approximates their book values, as follows:

Consolidated

	2003	2002
Financial investments	298,872	145,704
Investment reserve	1,959,611	2,214,293

Market values were calculated according to the present value of these financial instruments, considering the interest rate charged by the market for transactions with similar risks and for similar periods.

40. Related-Party Transactions

COPEL carried out a number of unconsolidated related-party transactions, including the sale of electric energy. Tariffs charged were approved by ANEEL and the amounts billed were not considered material for disclosure purposes. All other transactions were carried out under terms and conditions similar to market.

Related party	Nature of the transactions	Note

Sercomtel S.A. Telecomunicações	Stake in Onda Provedor de Serviços S.A. (COPEL PAR)	16
Dominó Holdings S.A.	Stake in Sanepar (COPEL PAR)	16
Escoelectric Ltda.	Service and implementation of transmission lines and substations agreement (COPEL DIS)	16
Copel Amec S/C Ltda.	Technical consulting services to Foz do Chopim Energética (COPEL GER)	16
	Transfer of employees (COPEL GER)	16
Dona Francisca Energética S.A.	Shares pledged as collateral for loans (COPEL PAR)	16 and 32
Carbocampel S.A.	Reactivation of Figueira power plant (COPEL GER)	16
Braspower I.Engineering S/C Ltda.	Transfer of employees (COPEL GER)	16
Centrais Eólicas do Paraná Ltda.	Power purchase agreement (COPEL DIS)	16
Foz do Chopim Energética Ltda.	Loan agreement for building power plant and transmission system	15
	Share in investment	16
UEG Araucária Ltda.	Purchase of assured energy (COPEL GER)	16 and 20
Onda Provedor de Serviços S.A.	Installment payment	13
Companhia Paranaense de Gás	Loan agreement	15
	Share in investment	16
	Gas purchase agreement (COPEL GER)	20 and 31
Paraná State Government	Transfer of CRC (COPEL DIS)	11
Eletrobrás	Loans and financing	18
Eletrobrás (Itaipu)	Purchase of electricity for resale	20 and 32
Fundação Copel	Pension fund and health care contributions and loans	18 and 22

The balances of transactions between the Company and its wholly owned subsidiaries are stated in Note 15.

The Company provided guarantees to its indirect affiliate Dona Francisca Energética S.A., for the loans raised by the company with the Interamerican Development Bank (IDB) – guaranteed by the shares of the affiliate held by the Company – and the National Economic and Social Development Bank (BNDES), in the amounts of US$ 47,000 and R$ 47,300, respectively.

41. Profit Sharing

In 1996, the Company adopted a program of profit sharing for its employees, based on operating and financial goals agreed with these employees. In 2003 (Note 29) profit sharing was accrued as follows:

R$'000

COPEL Geração S.A.	2,560
COPEL Transmissão S.A.	2,880
COPEL Distribuição S.A.	9,600
COPEL Telecomunicações S.A.	640
COPEL Participações S.A.	320

16,000

The profit sharing has been accounted for in conformity with Circular No. 01/2003-CVM/SEP/SNC, of January 16, 2003, which among other aspects, determines that profit sharing not specified in the by-laws must be classified as operating costs or expenses.

42. Insurance

The table below shows the main insurance by type of risk and the maturity date of policies:

Consolidated
Risks	Maturity date	Insured amount

Nominated risks (a)	Aug 24, 2004	1,101,398
Fire – own and leased properties (b)	Aug 24, 2004	138,527
Civil liability (c)	Aug 24, 2004	2,850
Engineering (d)	Aug 24, 2004	underwritten
Transportation: national and international - export and import (e)	Aug 24, 2004	underwritten

a) Nominated risks – the policy separates substations from plants, nominating the main equipment and the respective insured amounts and the maximum indemnity amounts. The policy includes basic insurance coverage such as fire, lightning, and any type of explosion, and additional coverage against possible electric damages, sundry risks, electric and electronic IT equipment.

b) Fire – own and leased properties – coverage for the property and part of its contents. Ensures the payment of indemnity to the insured or the property owner for damages caused by fire, lightning, and any type of explosion risk and their consequences.

c) Civil liability – covers indemnities for involuntary, personal and/or material damages and/or pain and suffering caused to third parties as a result of the business operations of the Company.

d) Engineering risks – covers installation, assembling, disassembling and testing risks in new equipment, especially in substations and plants.

e) Transportation insurance – covers damages caused to merchandise transported by any appropriate means in the domestic market and during import and export transactions in the foreign market.

43. Wholly Owned Subsidiaries

Shown below are the financial statements at December 31, 2003 and 2002, of the wholly owned subsidiaries: COPEL Geração (GER), COPEL Transmissão (TRA), COPEL Distribuição (DIS):

ASSETS		GER		TRA		DIS
	2003	2002	2003	2002	2003	2002

Current assets
Cash and cash equivalents	224,926	7,785	68,263	60,708	52,510	41,868
Consumers and resellers, net	254,092	207,857	36,463	38,866	581,146	474,314
Services provided to third parties, net	510	735	28	282	27,994	3,378
Services in progress	527	4,823	1,625	544	605	2,597
CRC passed to Paraná State Gov.	-	-	-	-	123,885	43,305
Taxes and contributions recoverable	8,839	28,847	15,743	7,251	96,419	127,256
Storeroom	1	-	7,577	10,465	16,306	8,347
“Portion A” offsetting account	-	-	-	-	59,463	46,030
Sale of assets and rights	363	198	26	26	49	105
Other receivables	5,095	14,774	3,590	2,718	9,298	7,727
	494,353	265,019	133,315	120,860	967,675	754,927
Long-term receivables
Consumers and resellers	35,755	30,325	-	-	36,520	4,427
CRC passed to Paraná State Gov.	-	-	-	-	912,441	866,077
Taxes and social contributions	46,690	60,507	40,749	40,212	394,290	342,022
Judicial deposits	3,863	2,950	8,853	6,946	25,049	16,837
Affiliates, subsidiaries, and parent company	219,527	129,957	20,153	16,130	-	-
“Portion A” offsetting account	-	-	-	-	178,390	38,102
Other receivables	4,162	148	5,874	5,839	59,666	43,156
	309,997	223,887	75,629	69,127	1,606,356	1,310,621
Permanent assets
Investments	6,045	6,045	2,273	2,313	413	479
Property, plant and equipment	3,084,040	3,173,425	954,211	919,120	1,748,389	1,733,608
( - ) Special liabilities	-	-	(7,140)	(7,140)	(670,384)	(626,275)
	3,090,085	3,179,470	949,344	914,293	1,078,418	1,107,812

Total assets	3,894,435	3,668,376	1,158,288	1,104,280	3,652,449	3,173,360

LIABILITIES AND SHAREHOLDERS' EQUITY		GER		TRA		DIS
	2003	2002	2003	2002	2003	2002

Current liabilities
Loans and financing	72,372	86,372	19,370	20,385	16,757	36,221
Debentures	-	-	-	-	51,150	48,199
Suppliers	184,653	31,329	2,994	2,768	467,023	420,798
Taxes and social contributions	28,194	1,832	25,207	16,714	192,104	122,860
Interest on capital	106,872	-	59,784	41,467	-	-
Payroll and labor provisions	12,662	8,241	11,687	7,408	42,904	26,524
Post-employment benefits	22,863	14,387	22,173	12,570	43,945	36,543
Regulatory charges	9,393	11,765	760	586	39,940	26,914
Consumers and other payables	935	955	2,176	742	22,644	32,878
	437,944	154,881	144,151	102,640	876,467	750,937
Long-term liabilities
Loans and financing	922,735	1,101,688	125,812	155,285	137,945	185,498
Debentures	-	-	-	-	506,761	473,683
Suppliers	889	-	-	-	272,000	6,326
Post-employment benefits	104,864	114,511	94,625	105,751	343,346	352,609
Derivative transactions	33,724	-	-	-	-	-
Taxes and social contributions	-	-	-	-	82,316	12,955
Affiliates, subsidiaries, and parent company	-	-	-	-	139,527	30,941
Provisions for contingencies	25,118	21,272	20,579	18,672	130,936	119,303
Regulatory charges	1,588	686	-	-	-	2,286
	1,088,918	1,238,157	241,016	279,708	1,612,831	1,183,601
Shareholders' equity
Capital	2,338,932	2,338,932	751,989	751,989	1,607,168	1,607,168
Revenue reserves	28,641	-	21,132	-	-	-
Retained earnings (accumulated deficit)	-	(63,594)	-	(30,057)	(444,017)	(368,346)
	2,367,573	2,275,338	773,121	721,932	1,163,151	1,238,822

Total liabilities and shareholders' equity	3,894,435	3,668,376	1,158,288	1,104,280	3,652,449	3,173,360

STATEMENT OF OPERATIONS
Years ended December 31, 2003 and 2002
(In thousands of reais)

STATEMENT OF OPERATIONS		GER		TRA		DIS
	2003	2002	2003	2002	2003	2002

Operating revenues
Electricity supply	29,305	14,784	-	-	3,709,567	3,316,180
Electricity sales to distributors	878,452	805,811	-	-	212,611	157,674
Use of transmission plant	-	-	286,665	299,940	14,606	354
Other operating revenues	14,677	12,789	3,127	3,107	47,677	44,695
Deductions from operating revenues	(60,233)	(57,751)	(21,637)	(17,637)	(1,198,056)	(1,010,492)
Net operating revenues	862,201	775,633	268,155	285,410	2,786,405	2,508,411
Operating expenses
Personnel, pension fund and the health care	86,601	79,539	74,302	66,673	317,724	279,513
Material and outsourced services	257,303	173,429	12,844	14,952	173,214	176,290
Electric energy purchased for resale	52,090	20,892	-	-	1,795,208	1,548,258
Charges on use of transmission system	49,181	14,869	-	-	377,574	300,939
Depreciation and amortization	100,607	100,285	35,072	34,055	137,428	130,245
Regulatory charges, exp. recov., and other	70,368	123,327	7,207	10,518	202,730	173,443
	616,150	512,341	129,425	126,198	3,003,878	2,608,688
Results from operations	246,051	263,292	138,730	159,212	(217,473)	(100,277)
Financial income (expenses), plus exchange variances
Financial income	42,331	17,155	15,403	5,141	269,209	289,613
Financial expenses	(18,196)	(428,416)	(584)	(52,236)	(142,099)	(254,640)
	24,135	(411,261)	14,819	(47,095)	127,110	34,973
Income (loss) from operations	270,186	(147,969)	153,549	112,117	(90,363)	(65,304)
Non-operating results	1,078	(8,090)	(833)	(3,637)	(5,421)	(9,672)
Income (loss) before taxation	271,264	(156,059)	152,716	108,480	(95,784)	(74,976)
Income tax and social contribution	(53,297)	50,419	(31,192)	(21,542)	20,113	24,425

Income (loss) before extraordinary item	217,967	(105,640)	121,524	86,938	(75,671)	(50,551)
Extraordinary item, net of tax effects	-	-	-	-	-	(146,991)

Income (loss) for the year	217,967	(105,640)	121,524	86,938	(75,671)	(197,542)

Shown below are the financial statements at December 31, 2003 and 2002, of the wholly owned subsidiaries: COPEL Telecomunicações (TELECOM) and COPEL Participações (PAR):

ASSETS		TELECOM		PAR
	2003	2002	2003	2002

Current assets
Cash and cash equivalents	403	2,957	249	1,449
Services provided to third parties, net	2,718	2,908	-	-
Dividends receivable	-	-	9,950	3,031
Services in progress	-	-	231	287
Taxes and contributions recoverable	3,838	2,190	1,847	1,271
Storeroom	3,305	1,874	-	-
Sale of assets and rights	-	-	70,647	-
Other receivables	373	480	58	116
	10,637	10,409	82,982	6,154
Long-term receivables
Taxes and social contributions	11,808	9,350	4,449	3,087
Judicial deposits	168	68	-	-
Affiliates, subsidiaries, and parent company	-	-	24,000	-
Other receivables	-	4	1,695	-
	11,976	9,422	30,144	3,087
Permanent assets
Investments	-	-	442,633	444,814
Property, plant and equipment	166,520	141,135	241	288
	166,520	141,135	442,874	445,102

Total assets	189,133	160,966	556,000	454,343

LIABILITIES AND SHAREHOLDERS' EQUITY		TELECOM		PAR
	2003	2002	2003	2002

Current liabilities
Suppliers	3,461	616	31	4
Taxes and social contributions	897	966	328	49
Interest on capital	916	2,689	22,272	9,860
Payroll and labor provisions	3,534	2,373	819	392
Post-employment benefits	3,061	3,859	132	86
Regulatory charges	13	14	-	-
Consumers and other payables	7	33	2	1
	11,889	10,550	23,584	10,392
Long-term liabilities
Post-employment benefits	22,232	21,995	828	1,039
Affiliates, subsidiaries, and parent company	44,599	19,140	178,005	126,095
Provisions for contingencies	410	348	-	-
	67,241	41,483	178,833	127,134
Shareholders' equity
Capital	120,650	120,650	330,718	330,718
Capital reserves	701	697	-	-
Revenue reserves	107	-	22,865	-
Retained earnings (accumulated deficit)	(11,455)	(12,414)	-	(13,901)
	110,003	108,933	353,583	316,817

Total liabilities and shareholders' equity	189,133	160,966	556,000	454,343

STATEMENT OF OPERATIONS		TELECOM		PAR
	2003	2002	2003	2002

Operating revenues
Revenues from telecommunications	60,709	61,135	-	-
Equity in results of investees	-	-	31,664	(34,330)
Deductions from operating revenues	(8,694)	(7,892)	(436)	(188)
Net operating revenues	52,015	53,243	31,228	(34,518)
Operating expenses
Personnel, pension fund and the health care	21,352	18,853	3,399	2,868
Material and outsourced services	6,595	7,135	682	2,558
Depreciation and amortization	19,189	17,761	46	44
Regulatory charges, exp. recov., and other	2,771	2,609	137	(1,074)
	49,907	46,358	4,264	4,396
Results from operations	2,108	6,885	26,964	(38,914)
Financial income (expenses), plus exchange variances
Financial income	1,960	646	545	254
Financial expenses	(374)	(424)	(138)	(419)
	1,586	222	407	(165)
Income (loss) from operations	3,694	7,107	27,371	(39,079)
Non-operating results	(308)	(118)	23,489	(867)
Income (loss) before taxation	3,386	6,989	50,860	(39,946)
Income tax and social contribution	(1,243)	(1,224)	(3,089)	1,917

Income (loss) for the year	2,143	5,765	47,771	(38,029)

44. Subsequent Events

a) New model for the electric industry

Law No. 10.848, of March 15, 2004 introduced significant changes in the Brazilian electricity industry, especially as regards the sale procedures, the parameters regulating concession awards, the elements which have to be observed to plan electric energy offer expansion, and the allocation of risks to which the different segments of the electricity industry are exposed.

Among the proposed modifications, those related to the sale of energy by the generators to the distributors will have an immediate impact on the economic and financial equilibrium of the concessionaires, even though there are not yet elements available to quantify this impact.

The mandatory contracting of electric energy needs to meet fully the demand of the distribution market entails the comprehensive review of the relationship between generators and distributors submitted to this rule. Under the new legislation, the regulatory environment of this relationship will have an inevitable impact on pricing. This impact will be greater when mandatory contracts combine with actions by distributors to self-contract and provide own-generation.

In general, these measures indicate a significant expansion in energy volume to be negotiated in a regulated environment and a reduction in the current price volatility in the Wholesale Energy Market (MAE).

Even though the new rules have some innovations, because of the required high number of regulations required to implement them, the prospective impacts on the economic and financial equilibrium and future results of the Company cannot be calculated because of the lack of indispensable elements.

b) Organizational restructuring Process

On February 19, 2004, the Extraordinary General Meeting defined the new Company structure by approving operational measures intended to unify C operations.

c) Court ruling on lawsuit against UEG Araucária Ltda.

On March 15, 2004, the Company obtained a favorable sentence issued by the Judge of the 3rd Tax Court, who fully granted the claims of COPEL and nullified the arbitration clause in case of conflict between the parties, considering the unavailability of rights of mixed-capital companies such as COPEL.

d) Parliamentary Inquiry Committee (CPI)

The CPI's final report read in the plenary session of the State Assembly of December 2, 2003, provided several legal and administrative recommendations to COPEL, which have already been or are being adopted by the Company.

Executive Committee

PAULO CRUZ PIMENTEL
Chief Executive Officer

GILBERTO SERPA GRIEBELER
Administrative and Participations Officer

RONALD THADEU RAVEDUTTI
Finance and Investors Relations Officer

RUBENS GHILARDI
Planning Officer

JOSÉ IVAN MOROZOWSKI
Marketing Officer

ASSIS CORRÊA
Institutional Relations Officer

A C C O U N T A N T

EDSON GILMAR DAL PIAZ BARBOSA
Contador - CRC-PR-023798/O-0
CPF 358.461.009-53

Report of Independent Auditors

To the Management and Shareholders

Companhia Paranaense de Energia - COPEL

1. We have audited the accompanying balance sheet of Companhia Paranaense de Energia - COPEL and the consolidated balance sheet of Companhia Paranaense de Energia - COPEL and its subsidiaries as of December 31, 2003, and the related statements of operations, of changes in shareholders’ equity and of changes in financial position of Companhia Paranaense de Energia - COPEL and the related consolidated statements of operations and of changes in financial position for the year then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3. In our opinion the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and Companhia Paranaense de Energia - COPEL and its subsidiaries at December 31, 2003 and the results of operations, the changes in shareholders’equity and the changes in financial position of Companhia Paranaense de Energia – COPEL, as well as the consolidated results of operations and changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. As mentioned in Note 38 to the financial statements, the Company is challenging the calculations made by the Wholesale Energy Market (MAE), which take into consideration the decisions of the National Agency of Electric Energy (ANEEL), contained in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002, because the Company understands that these regulations introduced changes in market rules prevailing at the time when the transactions occurred. The payable involved is approximately R$ 424,000 thousand, which was not recorded in by the Company because management, because based on the opinion of its external and internal legal counsel, believes that the chances of a favorable outcome for the Company are probable and possible, respectively.

5. The audit of the financial statements as of and for the year ended December 31, 2002, presented for comparison purposes, was conducted by other independent auditors, and their opinion thereon, issued on March 31, 2003 (except for a specific note, issued on April 1, 2003), contained the following emphasis paragraphs: (i) the Company and its subsidiaries have recognized, in current assets - receivables and in current liabilities – payables, balances related to the sale and purchase of energy in the spot market in the context of the Wholesale Energy Market (MAE), based on data prepared and provided by MAE, in amounts identified on the referred to dates, and these amounts may be subject to changes depending on court decisions on outstanding lawsuits filed by market players regarding the interpretation of prevailing market rules, and on December 30, 2002 there was a partial settlement of the amounts related to MAE sales for the period from September 2000 to September 2002 and final settlement is subject to the validation of the amounts by the MAE, after an audit thereon; (ii) Provisional Measure No. 14, issued on December 21, 2001, converted into Law 10.438 on April 26, 2002, regulated, among other matters, the recovery of the economic and financial balance of the electric power generation and distribution companies, guaranteed in the concession contracts and detailed information and the effects on the Company’s financial position and result of operations relating to the Overall Agreement for the Electric Energy Sector are presented in a note to the financial statements.

Curitiba, March 24, 2004

PricewaterhouseCoopers	Pedro Ozires Predeus
Auditores Independentes	Contador
CRC 2SP000160/O-5 "F" PR	CRC 1SP061331/O-3 "S" PR

Opinion of the Audit Committee

The Audit Committee of Companhia Paranaense de Energia (COPEL), in compliance with legal and statutory provisions, in addition to following up the economic and financial management of the Company – by analyzing its trial balances, examined the Financial Statements (company and consolidated) as of and for the year ended December 31, 2003, comprising the Balance Sheet and the other Financial Statements, as well as the Management Report, and considered all the points contained in the Report of PricewaterhouseCoopers – Auditores Independentes, as well as the information and clarifications provided by these independent auditors, is of the opinion that the mentioned financial statements fairly present the financial position of the Company and its subsidiaries, and the results of its operations, thus being appropriate to be presented for the appreciation and approval of the Company’s Shareholders.

Curitiba, March 25, 2004

NELSON PESSUTI	ERNESTO RUBENS GELBCKE
Ad hoc Chairman

MOACIR JOSÉ SOARES	ANTONIO RYCHETA ARTEN

ARIOVALDO DOS SANTOS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.